UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F (Revised as of January 29, 2008)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________________

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	___________________ to ______________________

Commission file number:	____________________________________________

BCM Resources Corporation

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 550-1040 West Georgia Street, Vancouver British Columbia, Canada V6E 4H1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

          Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 10, 2007.

12,075,511

          Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.           Yes ☐          No ☒

          If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

          Yes ☐          No ☐          Not Applicable

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐          No ☐          Not Applicable

          Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☒

          Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☒          Item 18 ☐

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

Forward-Looking Statements

          This Registration Statement on Form 20-F of BCM Resources Corporation (referred to herein as “we”, “us” or the “Company”) contains “forward-looking” statements that involve risks and uncertainties. Forward-looking statements include statements about the Company’s future business plans and strategies including planned exploration activities and property selection activities, statements about the Company’s financing strategies and most other statements that are not historical in nature. Such statements typically include words or phrases such as “anticipates”, “estimates”, “projects”, “foresees”, “management believes”, “believes” and words or phrases of similar import. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below under “Item 3. Key Information -- D. Risk Factors,” that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

          As of December 10, 2007 the members of our Board of Directors are as follows:

Name	Position	Business Address

Dale McClanaghan	Director	4150 West 14th Avenue Vancouver, British Columbia V6R 2X5
Allan Anderson	Director	338 East St. James Street North Vancouver, British Columbia V7N 1L2
Lindsay Bottomer	Director	698 Wellington Place North Vancouver, British Columbia V7K 3A1
Scott Steeds	Director	2705 – 1328 West Pender Street Vancouver, British Columbia V6E 4T1
Stephen K. Winters	Director	910 – 808 West Hastings Street Vancouver, British Columbia V6C 2X4

          As of December 10, 2007, the names and titles of our senior officers are as follows:

Name	Titles	Business Address
Dale McClanaghan	President and CEO	4150 West 14th Avenue Vancouver, British Columbia, V6R 2X5
Allan Anderson	CFO	338 East St. James Street North Vancouver, British Columbia V7N 1L2

          See “Item 6. Directors, Senior Management and Employees” for additional information.

B.	Advisers

          Our principal legal adviser in Canada is Stephen K. Winters Law Corporation.

          Our sponsor for listing on the TSX Venture Exchange is Haywood Securities Inc.

C.	Auditors

          The auditors of the Company since February 19, 2007 are DeVisser Gray, Chartered Accountants, of 401-905 West Pender St., Vancouver, BC, V6C 1L6. From the time the Company was formed in February 2005 until February 19, 2007 the Company’s auditors were Smythe Ratcliffe LLP, Chartered Accountants, of 7th Floor, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          This Form 20-F is being filed as a Registration Statement under the Securities Exchange Act of 1934 (the “Exchange Act”) and, as such, there is no requirement to provide any information under this Item.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

          The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This information is provided for the Company’s initial 198-day period from the Company’s incorporation on February 15, 2005 through its first fiscal year-end of August 31, 2005, for the year ended August 31, 2006 and for the year ended August 31, 2007. The information in the tables was extracted from the audited financial statements and related notes included herein and should be read in conjunction with these more detailed financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. Note 9 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”). Audited results for the period from incorporation on February 15, 2005 to August 31, 2005, for the year ended August 31, 2006 and the year ended August 31, 2007 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

	Audited Results from Incorporation February 15, 2005 to Year Ended August 31, 2005	Audited for the Year Ended August 31, 2006	Audited for the Year Ended August 31, 2007

Total revenue	Nil	Nil	Nil
Earnings (loss) before extraordinary items(1)
Total	(19,539)	(145,778)	(947,457)
Per Share (1)	(0.02)	(0.06)	(0.11)
Total assets	12,417	549,375	5,250,089
Total long-term debt	Nil	Nil	Nil
Total shareholders’ equity (deficiency)	(19,539)	176,182	5,161,216
Capital Stock	1,500	341,499	5,601,686
Net earnings (loss) for the period
Total	(19,539)	(145,778)	(947,457)
Per Share(1)	(0.02)	(0.06)	(0.11)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

	Audited Results from Incorporation February 15, 2005 to Year Ended August 31, 2005	Audited for the Year Ended August 31, 2006	Audited for the Year Ended August 31, 2007

Total revenue	0	0	0
Earnings (loss) before extraordinary items(1)
Total	(30,907)	(695,546)	(3,939,598)
Per Share (1)	(0.03)	(0.26)	(0.46)
Total assets	1,049	72,401	1,790,813
Total long-term debt	0	0	0
Total shareholders’ equity (deficiency)	(30,907)	(290,953)	1,701,940
Capital Stock	1,500	435,500	5,695,687
Net earnings (loss) for the period
Total	(30,907)	(695,546)	(3,939,598)
Per Share (1)	(0.03)	(0.26)	(0.46)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

          The Company has not declared or paid any dividends since incorporation on February 15, 2005.

          In this Registration Statement on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On December 10, 2007, the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0103. The following table sets out the high and low exchange rates for each of the last six months.

	2007

	November	October	September	August	July	June

High for period	1.0007	1.0002	1.0546	1.0754	1.0689	1.0727
Low for period	0.9168	0.9496	0.9959	1.0497	1.0372	1.0579

          The following table sets out the average exchange rates since incorporation on February 15, 2005 for the periods for which financial statements are presented herein; calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	August 31, 2006 to August 31, 2007	August 31, 2005 to August 31, 2006	Incorporation February 15 to August 31, 2005

Average for the Period	1.1204	1.1414	1.2268

B.	Capitalization and Indebtedness

          The following table sets forth our consolidated capitalization under Canadian GAAP as at August 31, 2005, August 31, 2006 and August 31, 2007:

	August 31, 2005	August 31, 2006	August 31, 2007

	Audited	Audited	Audited

Short-term debt	31,956	363,354	88,873
Long-term debt
Total indebtedness	31,956	373,193	88,873
Shareholders’ equity
Share capital – Common Shares	1,500	341,499	5,601,686

Deficit accumulated during the development stage	19,539	165,317	1,112,774

Total shareholders’ equity (deficit)	(19,539)	176,182	5,161,216

Total capitalization at net book value	1,500	341,499	5,601,686

Number of shares issued (weighted average)	893,940	2,631,529	8,620,704

          On September 25, 2006 the Company completed a public offering (the “Offering”) to purchasers resident in British Columbia and Alberta, Canada, through Haywood Securities Inc., of 2,000,000 flow-through common shares at a price of $0.50 per share and 1,000,000 units at a price of $0.50 per unit (the “Units”). Each Unit consisted of one non flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for the purchase of one additional common share at $0.75 per common share for one year from the closing of the Offering. The Offering funded the Company’s exploration programs, administrative expenses and working capital requirements of the TSX Venture Exchange. See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources – Fiscal Year ended August 31, 2007”. Flow-through common shares are the same as all other common shares except that the proceeds from the sale of these shares must be used to make qualified expenditures, being all work done on the Company’s mineral properties. The investors in flow-through shares get a tax deduction for investing in these shares.

          In March, 2007, the Company completed a non-brokered private placement of 1,666,664 flow-through shares at $0.90 per share and 3,125,000 non flow-through units at $0.80 per unit for total gross proceeds of $3,999,998. Each non flow-through unit consisted of one non flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share at a price of $1.00 per common share for one year. The Company paid finder’s fees of 7.5% cash and 8% common shares. The net proceeds received are funding exploration activities on the Company’s mineral properties and providing working capital.

          At December 10, 2007 the Company had 12,075,511 shares outstanding which includes 150,000 common shares issued to Nicholas Carter since completion of the Offering in accordance with the agreement by which the Company acquired the Carter Property.

C.          Reasons for the Offer and Use of Proceeds

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D.          Risk Factors

          The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial and operating performance. If any of the events discussed below actually occurs, the Company’s financial condition and operations would likely suffer.

Risks related to the Company

The Company has no history of earnings or cash flow and its continuity as a going concern is uncertain

          The Company was founded in February 2005 and accordingly has limited operating history. The Company has not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to satisfy operational requirements and cash commitments and therefore the Company’s continuity as a going concern is uncertain. The continued lack of earnings or cash flow could cause the Company to cease operations.

The Company has a history of net losses and an accumulated deficit

          The Company has incurred net losses to date and has an accumulated deficit. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue or operate profitably and the lack of revenues or profit could cause the Company to cease operations.

The Company may not be able to obtain additional funding

          The Company does not presently have sufficient financial resources to undertake all of its planned exploration and development programs. The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

Possible dilution of existing and prospective shareholders

          The Company is authorized, pursuant to its constitutive documents, to issue an unlimited number of common shares. If the Company participates in any transaction, such as additional equity financings, that involves the issuance of previously authorized but unissued common shares or securities convertible into common shares, a dilution to existing and prospective shareholders will occur and our common share trading price could accordingly decline.

          As part of the payments for the Carter Property, the Company is required to issue a total of 275,000 common shares to the seller in 2007, 2008 and 2009. This will result in a dilution to existing and prospective shareholders.

The Company’s interest in its sole property may revert to the original seller

          Currently, the Company has an option to acquire a 100% right, title and interest in one property, the Carter Property, subject to a 1.5 percent net smelter return royalty. See “--A. History and Development of the Company”. The Company is required to make certain payments of cash, securities and royalties to the seller up to and including 2015. The Carter Property Agreement contains a provision which provides that in the event that Company defaults on any of its obligations to make payments and such default is continuing for more than sixty days after the Company receives notice in writing from Carter of such default, then the Company will transfer the Claims back to Carter and will have no further obligation under the Agreement. If the Claims are transferred back to Carter, there is no certainty that the Company will be able to acquire other properties to replace the Carter Property and the Company may be left without a mineral prospect.

Mineral exploration and development is highly speculative and risky

          The Carter Property is in the exploration stage and is without a known body of commercial ore. It is probable that a body of commercial ore will not be discovered and in such event, funds spent on exploration will likely be lost.

          Development of the Carter Property will only proceed upon obtaining satisfactory exploration results. Even if satisfactory results are obtained, there is no certainty that the Company will be able to obtain funds on a timely basis to meet the costs of continued exploration and development of the Property.

          The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Even if a body of commercial ore is discovered on the Carter Property, there is no certainty that a mine will be brought into commercial production. A profitable operation will depend on many factors, a number of which are beyond the Company’s control, including changes in economic conditions, industry competition, government regulations and the price of metals.

          The Company’s Molybdenum Creek, Shan, Lorne and Alder claims have been physically examined in the field by a professional geologist.

The Company has undertaken limited drilling on its Shan Claims

          The Company has undertaken a limited drilling program on its Shan claims. Though the results indicate noteworthy mineralization the Company has no estimates of mineral reserves or resource calculation. Current results suggest no likelihood of sufficient reserves to be feasible to extract. Furthermore, because of the limited drilling program and the difficulties of expected metallurgical recoveries any future determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company has not developed any processing concepts and has not undertaken any process testing or mine plans.

          The Company has no guarantee of clear title to its property

          The Company has not obtained a title opinion in respect of the Carter Property. The claims on the Property have not been legally surveyed. The Carter Property may be subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects. If title to the Carter Property is not valid, the Company may have to forfeit its interest in the Property.

The Carter Property may be subject to First Nations Land Claims

          The Carter Property may now or in the future be the subject of First Nations land claims including legal actions, negotiated settlements or judicial pronouncements. It is not possible to predict, with any degree of certainty at this time, the impact of such land claims on the Company’s ownership interest. The Company is aware that even in the absence of such claims, the Company may at some point be required to negotiate with First Nations in order to facilitate exploration and development work on the Carter Property.

Certain of the Company’s directors may potentially be in conflicts of interest with the Company

          Certain of the directors of the Company are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies. At present, Lindsay Bottomer, a Director of the Company, is currently Director and Vice President of Corporate Development of TSX-V listed Entrée Gold Inc., a mineral exploration company. He is also currently a director of Silver Quest Resources Ltd., Yale Resources Ltd., Stratagem Capital Corp., Amera Resources Corp., Titan Uranium Inc., Centrasia Mining Corp. and Inland Explorations Ltd. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The Company has limited experience with development-stage mining operations

          The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

The Company’s stock is subject to Penny Stock Rules

          The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e)

defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Shareholders should not expect to receive dividends in the foreseeable future

          All of the Company’s available funds will be invested to finance the growth of the Company’s business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company’s common shares in the foreseeable future.

The Company’s work is subject to environmental and other regulatory requirements

          The Company’s exploration activities in British Columbia, Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. To the extent that such permits are required but not obtained, the Company’s planned exploration activities may be delayed, curtailed or cancelled. The Company believes it is in substantial compliance with all material laws and regulations which, currently apply to its activities.

          Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

Company’s Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

          The Company and its officers and directors are residents of countries other than the United States, and all of the Company’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

          The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Risks related to the industry

The mineral resource industry is very competitive

          Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.

Mineral exploration is subject to many operating hazards and risks

          The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards and the inability to obtain suitable machinery, equipment or labor, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Such occurrences may delay production, increase production costs or result in liability. The Company will have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. In deciding an adequate amount of insurance, the Company will consider the standard industry coverage amounts expended for insurance by similarly situated exploration companies. However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage. In the event that the Company is not insured or inadequately insured for a risk, the Company could incur significant costs or uninsured losses that could have a material adverse effect on its financial condition.

Fluctuating Mineral Prices

          The prices of molybdenum and copper have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. From 1992 to 2002 the price of molybdenum was below US$5 per pound except for a period in 1994-1995 when it increased to US$15, after which it declined to below US$5 per pound. From 2003 the price has increased to as high as US$35 per pound and is now at approximately US$28 per pound.The supply of and demand for molybdenum and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens. There can be no assurance that the prices of molybdenum and copper will be such that the Company’s properties can be mined at a profit.

Substantial expenditures are required to explore and develop mineral properties

          Substantial expenditures are required to explore and develop mineral properties including drilling, extraction, development of mining and processing facilities and infrastructure. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

          Potential Adverse Tax Consequences to U.S. Stockholders Arising from Company’s Status as a Passive Foreign Investment Company for U.S. Tax Purposes,

          The Company is a passive foreign investment company (“PFIC”) for U.S. tax purposes. U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences. In general, the Company would be considered a PFIC if: 75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains. If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

History of volatility of common share prices

          In recent years, securities markets in Canada have experienced a high level of price and volume volatility. The market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price. Since the listing of the Company’s common shares on the TSX Venture Exchange on September 27, 2006, the Company’s share price has fluctuated between a low of $0.40 and a high of $2.10. There can be no assurance that the Company’s share price will not continue to fluctuate.

ITEM 4.	INFORMATION ON THE COMPANY

A.          History and Development of the Company

          BCM Resources Corporation was incorporated under the Business Corporations Act (British Columbia) as 716576 B.C. Ltd. on February 15, 2005 and changed its name to BC Moly Ltd. on June 15, 2005. The Company subsequently changed its name to its present name on February 16, 2006.

          The Company’s registered office is located at Suite 910, 808 West Hastings Street,, Vancouver, British Columbia, V6C 2X4. The Company’s head office is located at 550 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. Its telephone number is 604-646-0144.

          To fund its exploration activities and to provide working capital the Company has relied on the sale of common shares from treasury. Since incorporation to August 31, 2007 the Company has raised $6,517,937, through the sale of its common shares. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

Acquisition of the Carter Property, British Columbia, Canada

          On June 15, 2005 the Company entered into an agreement (the “Property Agreement” or the “Carter Property Agreement”) with Nicholas Carter (“Carter”) amended by agreement of May 29, 2006 whereby the Company obtained an option to acquire a 100% right, title and interest, subject to a 1.5 percent net smelter return royalty (the “NSR”), in and to ten mineral claims located in the Skeena and Omineca Mining Divisions, British Columbia, (the “Property” or the “Carter Property”).

          The Carter Property was made up of the Molybdenum Creek Property consisting of three mineral claims, the Lorne property consisting of three mineral claims, the Alder property consisting of two mineral claims and the Shan property consisting two mineral claims. A summary of the ten mineral claims is shown below:

	Record	Area	Mining
Mineral Claim	Number	(hectares)	Division	Expiry Date

Molybdenum Ck.	501170	281.266	Skeena	September 30, 2017
Moly Ck	514199	468.775	Skeena	September 30, 2017
Moly Ck 2	514243	262.561	Skeena	September 30, 2017
Lorne	501222	279.361	Omenica	September 6, 2013
Lorne 2	514208	465.605	Omenica	September 6, 2013
Lorne 3	514213	148.947	Omenica	September 6, 2013
Alder	501281	74.118	Skeena	August 12, 2009
Alder 2	514216	463.187	Skeena	January 12, 2008
Shan	504253	112.221	Omenica	September 5, 2017
Shan 2	514220	448.861	Omenica	September 5, 2017

          As consideration the Company agreed to deliver to Carter the following payments, shares and royalties:

(a) Payments to Carter

i.	$10,000 paid on execution of the Carter Property Agreement on June 15, 2005 (the “Agreement Date”);

ii.	$15,000 on date which is one year from the Agreement Date which has been paid;

iii.	$20,000 on a date which is two years from the Agreement Date which has been paid;

iv.	$20,000 on a date which is three years from the Agreement Date; and

v.	$25,000 on a date which is four years from the Agreement Date.

          (b) Fully paid and non-assessable Common Shares to be issued to Carter at a deemed price of $0.50 per share

i.	75,000 Common Shares on September 27, 2006, the date on which the Company’s common shares were listed for trading on the TSX Venture Exchange (the “IPO Date”), which shares have been issued;

ii.	75,000 Common Shares one year from the IPO Date, which shares have been issued;

iii.	100,000 Common Shares two years from the IPO Date; and

iv.	100,000 Common Shares three years from the IPO Date.

          The Company also granted Carter a royalty equal to 1.5% of the net smelter return (the “NSR”). The Company has the right to acquire one half of the net smelter return from Carter by paying to Carter $750,000. The Company also has a right of first refusal on the remaining half of the NSR.

          The Company is required to pay to Carter the following advance payments on the NSR:

i.	$5,000 on a day which is four years from the Agreement Date;

ii.	$10,000 on a date which is five years from the Agreement Date;

iii.	$15,000 on a date which is six years from the Agreement Date;

iv.	$20,000 on a date which is seven years from the Agreement Date;

v.	$25,000 on a date which is eight years from the Agreement Date;

vi.	$25,000 on a date which is nine years from the Agreement Date; and

vii.	$50,000 on a date which is ten years from the Agreement Date.

          Currently, the Company is the registered holder of all ten claims.

          The Carter Property Agreement contains a provision which provides that in the event that Company defaults on any of its obligations to make payments and such default is continuing for more than sixty days after the Company receives notice in writing from Carter of such default, then the Company will transfer the Claims back to Carter and will have no further obligation under the Agreement.

          Pursuant to the Carter Property Agreement, if Carter locates and records any additional claim within five kilometers of any of the claims in the Carter Property Agreement after the date of the Carter Property Agreement, he shall notify the Company. The Company may within 30 days of receipt of such notice elect to require that any such newly located claim be included and be part of the Carter Property.

          The following claims are now included under the Carter Property Agreement. On January 14, 2006, Carter recorded an additional claim known as Alder 3, comprising 74.124 hectares, located in the Skeena Mining Division of British Columbia. The Company became the registered holder of Alder 3 on February 2, 2006. Alder 3 expires on January 14, 2008. On October 20, 2006 the Company staked the Shan 3, Shan 4 and Shan 5 claims for a total of 1,346 hectares, near its presently held Shan claims approximately 20 kilometers north of Terrace, British Columbia. On November 30, 2006, Carter transferred another five claims, which he had recorded, to the Company. Two of these claims, which total 931.119 hectares, are near its presently held Lorne claims. The other three claims, which total 1,122.262 hectares, are near its presently held Shan claims. In June 2007 the Company staked an additional 11,300 acres of mineral claims adjacent to the Shan claims so that the Shan claims have a total size of 18,790 acres.

          The Company is required to maintain the Property in good standing for a minimum of two years.

          The Property comprises the only significant asset held by the Company.

Seasonality

          Our exploration operations on the Carter Property are conducted in British Columbia, Canada. The weather conditions during the colder seasons in British Columbia can be extreme and can cause interruptions or delays in our operations, and make them more difficult and expensive. As a result, the preferable time for activities on the Carter Property is the spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restriction being imposed to monitor the risks of forest fires. In addition, during periods of good weather conditions there is great demand for available crew and equipment such as drilling rigs, geological crews and airplanes.

Initial Public Offering on the TSX Venture Exchange

          On September 25, 2006 the Company completed a public offering (the “Offering”) to purchasers resident in British Columbia and Alberta, Canada, through Haywood Securities Inc., of 2,000,000 flow-through common shares at a price of $0.50 per share and 1,000,000 units at a price of $0.50 per unit (the “Units”). Each Unit consisted of one non flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for the purchase of one additional common share at $0.75 per common share for one year from the closing of the Offering. The Offering funded the Company’s exploration programs, administrative expenses and working capital requirements of the TSX Venture Exchange. See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources – Fiscal Year ended August 31, 2007”.

Principal Capital Expenditures/Divestitures Since Incorporation on February 15, 2005

          During the last six months of 2006, the Company incurred exploration expenses on the Company’s Molybdenum Creek Property (which includes the Molybdenum Ck., Moly Ck. and Moly Ck. 2 claims) including a geophysical survey, mapping and compilation, site preparation and drilling at a cost of $450,606, including $312,754 spent on the first phase program. See “D. Property, Plants and Equipment – The Molybdenum Creek Property”.

          Since October, 2006 the Company has expended approximately $2,254,692 on the Shan Claims. See “D. Property, Plants and Equipment – Shan Claims”.

Current and Planned Capital Expenditures/Divestitures

Molybdenum Creek Property

          During the last six months of 2006, the Company incurred exploration expenses on the Company’s Molybdenum Creek Property (which includes the Molybdenum Ck., Moly Ck. and Moly Ck. 2 claims) including a geophysical survey, mapping and compilation, site preparation and drilling on the south part of the claims at a cost of $450,606, the results of which showed mineralization which was not sufficient to lead the Company to make further exploration expenditures. The Company began a single phase exploration program expected to cost a total of $4,000 on the south part of the claims in 2007. The program consists of surface sampling at a cost of $3,000 and geochemistry at a cost of $1,000. The program was completed in September, 2007. This program is warranted because the geophysical anomalies identified in 2005 and 2006 geophysical surveys, historical data and surface sampling in 2006. The results are being assayed.

Shan Claims

          The Company undertook a Phase 2 program on the Shan Claims consisting of drilling totaling 5,682 meters from March to June 2007 which expenditures were $1,252,611 during the quarter ended May 31, 2007. The Company is considering the results and will decide on a further drilling program after the summer field program.

          The Company began a single phase exploration program on the Shan Claims expected to cost a total of $146,000 on the claims in July 2007. The program consists of geophysics at a cost of $133,000, surface sampling at a cost of $11,000 and geochemistry at a cost of $2,000. The program was completed in September, 2007. This program is warranted because of historical data and recent geological survey data that indicates similar geological setting and molybdenum showings at surface similar to the portion of the Shan property that has been drilled in our first to drill programs that have yielded significant molybdenum grade intercepts over significant lengths.

          The Company planned a program of a minimum of 8 holes totaling approximately 2500 meters at an estimated cost of $650,000 and was completed by the end of November, 2007. The drill core is being logged for subsequent analysis. The first target area is on the south of the property. The Company’s summer program revealed steeply east-dipping NNW shear zones with grey fault gouge including molybdenite, pyrite and quartz veining. Also observed are a set of gently north-dipping molybdenum-quartz veins. Assay results for two of the samples were over 0.2% Mo (re-assays are pending). The third sample (interestingly the only one with definite visible molybdenum) ran 0.13% molybdenum. Two additional quartz vein samples from the dump, with some visible molybdenum, ran 0.012% and 0.025% molybdenum. Historical soil surveys indicate good values throughout this area and mineralized veins outcrop in the creeks that roughly bound the area. 3-D modeling of data obtained from the aeromag survey completed this past summer confirms that favorably altered rocks (with magnetite destruction) extend throughout the area.

          A second target area in the north appears to be controlled by NW trending, steeply east-dipping mineralized structures, as well as potentially gently-dipping veins. While the zone is mostly covered by muskeg, some outcrop and float with molybdenum has been observed. Historically, there are relatively high molybdenum content soil samples from a 1980 survey across the area (similar to those found over the area already drilled at the south ridge from the same survey). 3-D modeling of data obtained from the aeromag survey completed this past summer indicates permissive alteration (magnetite destruction) throughout the zone to a depth of 300-400 metres below surface. Silt samples from the stream draining the target area have metal values for molybdenum and other elements similar to the silt samples from the creek draining the area drilled at the south ridge. A minimum of 4 drill holes comprising approximately 1200 metres will be drilled to test this zone. The area to be tested is over 1000 metres long by 400 metres wide.

          The Company is considering the initial assay results for the Shan South portion. The assay results for the Shan North portion are pending. Significant intercepts include 0.07% Molydenum over 9 metres and 0.09% Molybdenum over 5 metres. Results of scattered samples at Shan South returned up to 0.31% Molybdenum over 1 metre and 0.12% Molybdenum over 2 metres.

Lorne Claims

          The Company began a single phase exploration program on the Lorne Claims expected to cost a total of $44,750 on the claims in July 2007. The program will consist of geophysics at a cost of $ 41,750, surface sampling at a cost of $2,000 and geochemistry at a cost of $1,000. The program was completed in September 2007. This program is warranted because previous prospecting efforts in 2006 and historical data including limited diamond drilling activity. The results are being assayed.

Alder Claims

          The Company began a single phase exploration program on the Alder Claims expected to cost a total of $3,000 in July 2007. The program will consist of surface sampling at a cost of $3,000. The program was completed in September 2007. This program is warranted because of results from prospecting activities in 2006. The results are being assayed.

Public Takeover Offers

          During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.	Business Overview

          The Company is engaged in the business of exploration and development of mineral properties and its objective is to locate and develop economic mineral properties with a current emphasis on molybdenum mineralization in the Carter Property as discussed herein. The Company commenced operations in February, 2005, the month of its incorporation. On June 15, 2005 the Company entered into the Carter Property Agreement, amended on May 29, 2006, whereby the Company obtained an option to acquire a 100% right, title and interest, subject to a 1.5 percent net smelter return royalty, in and to ten mineral claims located in the Skeena and Omineca Mining Divisions, British Columbia. See “-A. History and Development of the Company”.

          To fund its exploration activities and to provide working capital the Company has relied on the sale of common shares from treasury. Since incorporation to August 31, 2007, the Company has raised $6,517,937 through the sale of its common shares.

Molybdenum

          The following is excerpted from the U.S. Geological Survey, Mineral Commodity Summaries, January 2006. (Data in metric tons of molybdenum content unless otherwise noted)

          Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron, and superalloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. The versatility of molybdenum in enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical applications, including catalysts, lubricants, and pigments. Few of molybdenum’s uses have acceptable substitutions.

          Events,Trends and Issues

          U.S. mine output of molybdenum in 2005 increased about 37% from that of 2004. U.S. imports for consumption increased an estimated 38% from those of 2004, while the U.S. exports increased 33% from those of 2004. The increase in exports reflects the return to full production levels by the beginning of 2005 of most byproduct molybdenum producers and increased production by primary producers. U.S. reported consumption increased 10% from that of 2004. Mine capacity utilization in 2005 was about 77%.

          China continued its high level of steel production and consumption, thus providing strong demand for molybdenum. High copper prices and a deficit of refined copper allowed the Bagdad and Sierrita Mines in Arizona to return to full production capacity, thus increasing byproduct molybdenum production. The Bingham Canyon Mine near Salt Lake City, Utah, optimized its mill operation to maximize molybdenum recovery and began mining a high-molybdenum zone of the deposit. The mine was expected to triple its output of molybdenum in 2005 as compared with that of 2004. With the continuing high price of nickel-bearing stainless steel in 2005, consumers increasingly considered use of duplex stainless steel, with higher molybdenum content.

          World Mine Production, Reserves and Reserve Base

	Mine Production		Reserve	Reserve base

	2004	2005(E)	(thousand metric tons)

United States	41,500	56,900	2,700	5,400
Armenia	3,000	2,800	200	400
Canada	5,700	9,800	450	910
Chile	41,483	45,500	1,100	2,500
China	29,000	28,500	3,300	8,300
Iran	1,500	1,500	50	140
Kazakhstan	230	210	130	200
Kyrgyzstan	250	250	100	180
Mexico	3,700	3,500	90	230
Mongolia	1,700	1,300	30	50
Peru	9,600	9,700	140	230
Russia (E)	2,900	3,000	240	360
Uzbekistan (E)	500	500	60	150

World total (rounded)	141,000	163,000	8600	19,000

E - Estimate

          World Resources

          Identified resources amount to about 5.4 million tons of molybdenum in the United States and about 13 million tons in the rest of the world. Molybdenum occurs as the principal metal sulfide in large low-grade porphyry molybdenum deposits and as an associated metal sulfide in low-grade porphyry copper deposits. Resources of molybdenum are adequate to supply world needs for the foreseeable future.

          Substitutes

          There is little substitution for molybdenum in its major application as an alloying element in steels and cast irons. In fact, because of the availability and versatility of molybdenum, industry has sought to develop new materials that benefit from the alloying properties of the metal. Potential substitutes for molybdenum include chromium, vanadium, columbium (niobium), and boron in alloy steels; tungsten in tool steels; graphite, tungsten, and tantalum for refractory materials in high-temperature electric furnaces; and chrome-orange, cadmium-red, and organic-orange pigments for molybdenum orange.

Applicable Government Regulation in British Columbia, Canada

Mining Industry

          Unless alienated by grant, conveyance, or other form of transfer, mineral rights in Canada are owned by the Crown (i.e. a province or the federal government). As a result of the historical development of the country, private ownership of some or all of mineral rights can be of significant importance in certain areas. The provinces have jurisdiction over publicly owned mineral resources within their respective provincial boundaries, while the federal government has jurisdiction over publicly owned mineral resources not falling within provincial jurisdiction (including the three territories: Nunavut Territory, the Northwest Territories and the Yukon Territory). At present, tenure to publicly owned minerals (other than petroleum and natural gas and some industrial minerals) is generally acquired by location (staking) under applicable statutes, with exploitation rights being acquired under subsequent long-term leases from the applicable government. Tenure to petroleum and natural gas and some industrial minerals is generally obtained through a competitive bidding process and secured by long-term leases from the applicable government.

          Overall, the mineral industry in Canada consists of underground mines, open pits, leaching operations, concentrators, smelters and refineries, drilling and other production operations associated with the petroleum industry. The Canadian mineral industry is predominantly privately owned.

          The Company’s mining exploration activities are conducted in British Columbia. The Company’s operations are subject to government regulations and other factors related to mining ventures. In particular, mining activities may be affected by legislation, regulations, policies and controls relating to prospecting, exploration, development, production, protection of the environment, mining taxes, labor standards or conditions under which minerals may be extracted or marketed. The effect of these factors cannot be accurately determined.

Mineral Titles Management

          On January 12, 2005, the Province of British Columbia revised its mineral titles management and switched to on-line staking and claim management. Under the new system assessment work required costs $0.40 per hectare for the first three years, rising to $0.80 per hectare thereafter. In addition, exploration and development work with a value of $4.00 per hectare during each of the first three years and $8.00 per hectare per year thereafter is required to maintain claims in good standing. Work must be completed and registered prior to the anniversary date of a claim in each year.

Environmental Regulation

          Mining operations in Canada are subject to regulation at both the federal and provincial levels.

          Upon completion of work at a property, a company engaged in exploration must perform certain tasks in order to restore the land to an agreed upon state. All trenches, stripped areas or sample sites must be backfilled; all disturbed land areas that could affect bodies of water must be stabilized; and all materials, equipment and waste material must be removed from the site at the end of the field season.

          A License-to-Cut is required from the Ministry of Forests of British Columbia if greater than 50 cubic metres of timber is harvested in connection with the Company’s proposed exploration activities. A Reclamation Permit from the Ministry of Energy, Mines and Petroleum Resources of British Columbia will also be required. The operator will be required to post a reclamation security (bond) as a condition of the Reclamation Permit.

          Persons engaged in exploration for minerals are required to submit reports annually to the provincial government detailing their activities during the prior year on the property. The reports must include the nature and type of work undertaken, costs incurred, locations of active projects, the number of persons employed and their salaries and a summary of all other expenditures at the property.

          The activities and the costs incurred by the Company to comply with environmental regulations have been nominal.

Plan of Operations

          Throughout 2006 and 2007, the Company has concentrated its efforts on the ongoing exploration work for molybdenum on the Molybdenum Creek Claims and Shan Claims in the Terrace area of British Columbia.

Molybdenum Creek Claims

          During the last six months of 2006, the Company incurred exploration expenses on the Company’s north part Molybdenum Creek claims including a geophysical survey, mapping and compilation, site preparation and drilling on the south part of the claims at a cost of $450,606. Results showed mineralization which was not sufficient to lead the Company to make further exploration expenditures. The Company began a single phase exploration program expected to cost a total of $4,000 on the south part of the claims in 2007. The program consists of surface sampling at a cost of $3,000 and geochemistry at a cost of $1,000. The program was completed in September, 2007. This program is warranted because the geophysical anomalies identified in 2005 and 2006 geophysical surveys, historical data and surface sampling in 2006. The results are being assayed.

Shan Claims

          A drilling program from October 2006 to December 2006 on the Shan Property established it as a new discovery of noteworthy molybdenum mineralization and it became the Company’s primary focus for the balance of the year consisted of 20 diamond drill holes totaling 3550 metres. Drilling tested an area 750 m east-west by 400 m north-south. Molybdenite was observed in all holes. Seventeen of the 20 holes drilled represent a new area of mineralization not tested by previous drilling. Two holes drilled late in the program re-tested areas drilled in the 1960s (Camp Zone). The results are also encouraging in that the mineralization is found in a nearly equivalent grade in both major rock types encountered, the granodiorite and the intermediate volcanic rock. The Company undertook a Phase 2 program consisting of drilling totaling 5,682 meters from March to June 2007 which expenditures were $1,252,611 during the quarter ended May 31, 2007. The Company is considering the results and will decide on a further drilling program after the summer field program.

          The Company began a single phase exploration program expected to cost a total of $145,000 on the claims in July 2007. The program consists of geophysics at a cost of $133,000, surface sampling at a cost of $11,000 and geochemistry at a cost of $2,000. The program was completed in September, 2007. This program was warranted because of historical data and recent geological survey data that indicates similar geological setting and molybdenum showings at surface similar to the portion of the Shan property that has been drilled in our first two drill programs that have yielded significant molybdenum grade intercepts over significant lengths.

          The Company planned a program of a minimum of 8 holes totaling approximately 2500 meters at an estimated cost of $650,000 and was completed by the end of November, 2007. The drill core is being logged for subsequent analysis. The first target area is on the south of the property. The Company’s summer program revealed steeply east-dipping NNW shear zones with grey fault gouge including molybdenite, pyrite and quartz veining. Also observed are a set of gently north-dipping molybdenum-quartz veins. Assay results for two of the samples were over 0.2% Mo (re-assays are pending). The third sample (interestingly the only one with definite visible molybdenum) ran 0.13% molybdenum. Two additional quartz vein samples from the dump, with some visible molybdenum, ran 0.012% and 0.025% molybdenum. Historical soil surveys indicate good values throughout this area and mineralized veins outcrop in the creeks that roughly bound the area. 3-D modeling of data obtained from the aeromag survey completed this past summer confirms that favorably altered rocks (with magnetite destruction) extend throughout the area.

          A second target area in the north appears to be controlled by NW trending, steeply east-dipping mineralized structures, as well as potentially gently-dipping veins. While the zone is mostly covered by muskeg, some outcrop and float with molybdenum has been observed. Historically, there are relatively high molybdenum content soil samples from a 1980 survey across the area (similar to those found over the area already drilled at the south ridge from the same survey). 3-D modeling of data obtained from the aeromag survey completed this past summer indicates permissive alteration (magnetite destruction) throughout the zone to a depth of 300-400 metres below surface. Silt samples from the stream draining the target area have metal values for molybdenum and other elements similar to the silt samples from the creek draining the area drilled at the south ridge. A minimum of 4 drill holes comprising approximately 1200 metres will be drilled to test this zone. The area to be tested is over 1000 metres long by 400 metres wide.

          The Company is considering the initial assay results for the Shan South portion. The assay results for the Shan North portion are pending. Significant intercepts include 0.07% Molydenum over 9 metres and 0.09% Molybdenum over 5 metres. Results of scattered samples at Shan South returned up to 0.31% Molybdenum over 1 metre and 0.12% Molybdenum over 2 metres.

Sample Protocols

          All project samples are covered under a quality control program which commenced in the Phase One program beginning with drill hole 12. There was no systematic quality control program on sampling protocol for samples from the first 11 drill hole samples.

          Throughout the Phase 2 drill program and for Holes 12 through 20 of Phase One drilling the following sampling and assay protocol was fooled. All drill core is delivered to the core shack by the diamond drillers at the end of each shift. All drill core is photographed before logging. Detailed core logs are compiled. All core is split with a hydraulic splitter into two halves. The first half is packaged and bagged and tagged in plastic bags for shipment to the laboratory, and the second half is replaced in the core box for reference and storage on the property or in an a secure warehouse.

          Samples are organized into 20-sample batches with inclusion of quality control samples into the sample sequence of each batch. The suite of 20 core samples in the batch are complemented with one Standard prepared by CDN Resource Laboratories Ltd., blank sample consisting of barren limestone landscaping stone and duplicate sample taken by a normal sample in half. The sample batches are transported by Company personnel to a shipping point where they are carried by private trucking company to independent certified assay laboratories. Check assays are submitted to a separate independent assay laboratory.

          All of the Company’s work on the property is supervised by a Qualified Person as defined under National Instrument 43-101 in Canada. National Instrument 43-101 is a set of rules developed and administered by the Canadian securities regulators to govern how Canadian resource companies handle and disclose technical information regarding their mineral project operations to the general public. It requires all disclosure be based on advice by a “Qualified Person”, which is defined as an individual that is an engineer or geoscientist with at least 5 years of experience in mineral exploration, mine development or operation or mineral project assessment; has experience relevant to the mineral project and technical report; and is a member in good standing of a relevant professional association.

Lorne Claims

          The Company began a single phase exploration program expected to cost a total of $44,750 on the claims in July 2007. The program will consist of geophysics at a cost of $ 41,750, surface sampling at a cost of $2,000 and geochemistry at a cost of $1,000. The program was completed in September 2007. This program is warranted because previous prospecting efforts in 2006 and historical data including limited diamond drilling activity. The results are being assayed.

Alder Claims

          The Company began a single phase exploration program expected to cost a total of $3,000 on the Alder Claims in July 2007. The program will consist of surface sampling at a cost of $3,000. The program was completed in September 2007. This program is warranted because of results from prospecting activities in 2006. The results are being assayed.

          The Company has approximately $564,600 working capital at December 10, 2007 with which to pay for these programs. All programs will be conducted by Margaret Venable and Dan Meldrum. Ms. Venable has a PhD (Geology) from Queen’s University in Kingston, Ontario, Canada and Mr. Meldrum has a Bachelor of Science (Geology) from the University of British Columbia.

Cost of Maintaining Carter Property

          As at August 31, 2007, the Company had the following contractual cash obligations and commercial commitments to keep the Carter Property Agreement in good standing. See “Item 4. Information on the Company -- A. History and Development of the Company”.

	Payments Due by Period

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Payments on Carter Property Agreement (1)	$195,000	$20,000	$40,000	$35,000	$100,000

(1)

Payments by the Company to Carter pursuant to the Carter Property Agreement. See “Item 4 – Information on the Company – A. History and Development of the Company -- Acquisition of the Carter Property, British Columbia, Canada”. The agreement by which the Company acquired the Carter Property contains a default provision which provides that in the event that Company defaults on any of its obligations to make payments to the vendor and such default is continuing for more than sixty days after the Company receives notice in writing from the vendor of such default, then the Company will transfer the Claims to the vendor and the Company will have no continuing obligations to the vendor.

          The Company does not anticipate any material changes to the number of employees.

C.	Organizational Structure

The Company has no subsidiaries.

D.	Property, Plants and Equipment

          All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any source since incorporation on February 15, 2005.

          At the time of the Carter Property Agreement in June 2005 the Carter Property was made up of the Molybdenum Creek Property consisting of three mineral claims, the Lorne property consisting of three mineral claims, the Alder property consisting of two mineral claims and the Shan property consisting two mineral claims. A summary of the ten mineral claims is shown below:

Mineral Claim	Record Number	Area (hectares)	Mining Division	Expiry Date

Molybdenum Ck.	501170	281.266	Skeena	September 30, 2017
Moly Ck	514199	468.775	Skeena	September 30, 2017
Moly Ck 2	514243	262.561	Skeena	September 30, 2017
Lorne	501222	279.361	Omenica	September 6, 2013
Lorne 2	514208	465.605	Omenica	September 6, 2013
Lorne 3	514213	148.947	Omenica	September 6, 2013
Alder	501281	74.118	Skeena	August 12, 2009
Alder 2	514216	463.187	Skeena	January 12, 2008
Shan	504253	112.221	Omenica	September 5, 2017
Shan 2	514220	448.861	Omenica	September 5, 2017

Mineral Properties in British Columbia, Canada

Alder Claims
Lorne Claims
Shan Claims
Molybdenum Creek Claims
Terrace
Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
Legend
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
Ferry Route
Heliport
Seaplane Base
Air Field
Airport
Air Feature - Condition Unknown
Airport.Abandoned
Transportation - Lines (1:250K)
Ferry Route
Aerial Cableway
Road (Gravel Undivided) - 1 Lane
Road (Gravel Undivided) - 3 Lanes
Road - Paved.lanes.2or More.Divided
Road (Paved Undivided) - Not Elevated - 1 Lane
Road (Paved Undivided) - Not Elevated - 2 Lanes
Road - Paved.lanes.3or More.Undivided
Road (Unimproved)
Road - Loose.access Dry Weather
Road (Winter Road)
Road - Paved.lanes.2.Undivided
Road - Paved.lanes.2.Undivided.U/C
Road - Paved.Divided.access.Non Standard
Track - Cart/Tractor
Causeway (Railway)
Cut (Roadway)
Trail
Tunnel
Bridge
Rail Line - Narrow Gauge - Single Track
Rail Line (Multiple Track)
Rail Line (Single Track)
Rail Line - Abandoned Track
Cable - Telephone
Cable - Underwater
Line (Transmission) - Electrical
Line (Transmission) - Electrical - Primary
Pipeline - Aboveground
Pipeline - Crude Oil/Synthetic Oil - Transmission - Above Ground
Pipeline - Crude Oil/Synthetic Oil - Transmission - Underground
Pipeline - Natural Gas - Transmission - Above Ground
Pipeline - Natural Gas - Transmission - Underground
Pipeline - Underground
0
7
14 km.
Map center: 54°45' N, 128°40' W
Scale: 1:400,000

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

          The following claims are now included under the Carter Property Agreement. On January 14, 2006, Carter recorded an additional claim known as Alder 3, comprising 74.124 hectares, located in the Skeena Mining Division of British Columbia. The Company became the registered holder of Alder 3 on February 2, 2006. Alder 3 expires on January 14, 2008. On October 20, 2006 the Company staked the Shan 3, Shan 4 and Shan 5 claims for a total of 1,346 hectares, near its presently held Shan claims approximately 20 kilometers north of Terrace, British Columbia. On November 30, 2006, Carter transferred another five claims, which he had recorded, to the Company. Two of these claims, which total 931.119 hectares, are near its presently held Lorne claims. The other three claims, which total 1,122.262 hectares, are near its presently held Shan claims. In June 2007 the Company staked an additional 11,300 acres of mineral claims adjacent to the Shan claims so that the Shan claims have a total size of 18,790 acres.

The Molybdenum Creek Property

Area, Location and Access

          The Molybdenum Creek Property (Minfile 103I 016) is located in the Skeena Mining Division of northwest British Columbia approximately eleven (11) kilometers northwest of the city of Terrace (see Figure 1). The approximate centre of the claims is at 54° 34’ North Latitude and 128° 46’ West Longitude on Trim Map 103I 057. The property is accessible by road from Terrace which goes within 5 kilometers of the property. The northern portion of the claim is accessible by road. The claims adjoin Sleeping Beauty Mountain Provincial Park to the north.

Table 1 – Molybdenum Creek Property Information

Mineral Claim	Record Number	Area (hectares)	Mining Division	Expiry Date

Molybdenum Ck.	501170	281.266	Skeena	September 30, 2017
Moly Ck	514199	468.775	Skeena	September 30, 2017
Moly Ck 2	514243	262.561	Skeena	September 30, 2017

Royalties, Agreements and Encumbrances

          The Property is subject to the payments of cash, shares, and NSR royalties to Carter as contained in the Carter Property Agreement described above.

Acquisition and Property Ownership

          Please refer to “A. History and Development of the Company -- Acquisition of the Carter Property, British Columbia, Canada” for a discussion of the terms of the Company’s acquisition of the Molybdenum Creek Property, which is one of the properties comprising the Carter Property.

          The claims have not been legally surveyed. Other than as disclosed herein, the Company is not aware of any other agreements or encumbrances to which the Property is subject. The Company has not obtained a title opinion respecting the ownership of the claims, but has conducted industry standard due diligence respecting title to the claims, including searching ownership records respecting the claims at the Mineral Titles Branch of the British Columbia Ministry of Energy and Mines. See “Item 3. Key Information -- D. Risk Factors – The Company has no guarantee of clear title to its property and The Carter Property may be subject to First Nations land claims”.

          The anniversary date for each of the claims is stated above. On January 12, 2005, the Province of British Columbia revised its mineral titles management and switched to on-line staking and claim management. See “-- B. Business Overview -- Applicable Government Regulation in British Columbia, Canada”.

          The Company has entered into consultation with First Nations groups regarding the project. If the proposed Phase I exploration program is successful and a larger program is planned then First Nations groups will be further consulted.

History

          Prior to 1979, the Molybdenum Creek area was prospected and the showings were sampled by various companies but no systematic exploration was conducted with the exception of a soil geochemistry survey of unknown size by Zymont Metals in 1973. In 1979 Amax of Canada Limited conducted the first systematic and integrated exploration in the area of the Molybdenum Creek showings.

          On January 12, 2005 the mineral rights to the area covering the main showings were acquired by N.C. Carter. Two additional claims were acquired by Carter on June 9, 2005 and on June 15, 2005 the claim package was acquired by the Company.

Geology

          Regional Geology

          The Molybdenum Creek property is situated on the eastern margin of the Coast Plutonic Complex (CPC) between Alice Arm and Terrace where Tertiary granites of the CPC intrude Jurassic and Cretaceous volcanic and sedimentary rocks of the Hazelton and Bowser Groups (Figure 3 with legend in Appendix C). The CPC is a 1700-kilometer long crystalline terrane of granite and lesser meta-sedimentary and meta-volcanic rocks that extend the length of B.C. and into southeast Alaska. Radiometric K/Ar determinations give an age range of 43-51 Ma (Carter, 1981) for the granites of the CPC.

          Proximal to the eastern margin of the CPC between Terrace and Alice Arm there are small quartz monzonite stocks of the Alice Arm Intrusions that have been dated by K/Ar at 49-54 Ma (Carter, 1981). These stocks intrude siltstones and greywackes of the Bowser Lake successor basin. Many are localized by the intersection of north-northwest and east-northeast faults of regional scale. The prominent, north-northwest trending Kitsumkalum-Kitimat River lineament lies 6 kilometers east of the property.

          A number of molybdenum occurrences are known along the east flank of the CPC between Alice Arm and Terrace. Three distinct types of molybdenum mineralization have been recognized:

mineralization within granitic rocks of the CPC, mineralization related to Alice Arm Intrusions, and mineralization hosted by felsic intrusions which cross-cut granitic rocks of the CPC.

          The most significant type of molybdenum mineralization is associated with Early Tertiary (Eocene) age Alice Arm Intrusions. These intrusions occur in the form of small (less than 1 kilometer in diameter) plugs, stocks and dyke swarms of quartz monzonite porphyry, which intrude Bowser Assemblage sedimentary rocks marginal to the CPC. Most of these intrusions feature several inter-mineral and post-mineral phases. Sedimentary rocks marginal to Alice Arm intrusions are metamorphosed to a distinctive brown, biotite hornfels. Molybdenite mineralization occurs in closely spaced quartz veinlets, as coatings on dry fractures and as disseminations in some later intrusive phases. Typical alteration patterns include an inner potassic zone consisting of secondary K-feldspar rimming quartz veinlets and an outer quartz-sericite-pyrite zone in which biotite hornfels marginal to porphyry intrusions is bleached to a cream or light green colour.

          Property Geology

          The Molybdenum Creek property straddles the contact between granitic intrusive rocks of the CPC and meta-sediments and meta-volcanics of the Bowser and/or Hazelton Groups. Geology from the Ministry of Energy, Mines and Petroleum Resources MapPlace website (Figure 4) places this contact on the north side of Molybdenum Creek. Quartz monzonite and granodiorite of the CPC is massive, medium-grained and equigranular with an average composition of 25% quartz, 60% feldspar, and 15% biotite.

          Detailed mapping in the gorge of Molybdenum Creek by Amax identified meta-siltstone, porphyritic andesite and their hornfelsed equivalents as the dominant lithologies with minor amounts of meta-greywacke, argillite, dacite and basaltic andesite also present. The meta-siltstone is typically a fine-grained, dark grey rock with biotite and local garnet. The porphyritic andesite flows contain 20-45%, subhedral to euhedral plagioclase phenocrysts in fine grained to aphanitic, dark grey-green groundmass. The lithologic sequence was assigned to the Hazelton Group by Amax geologists.

          The stratigraphic sequence and granitic rocks of the CPC have been intruded by feldspar-quartz±biotite porphyry dykes of the Alice Arm Intrusive suite. The rocks contain 15-20% euhedral, sericitized feldspar phenocrysts and 5-8% clear quartz phenocrysts. The dykes are spatially related to hornfels development and molybdenum mineralization. Although they are crosscut by molybdenum- bearing quartz veins, Amax geologists concluded that the dykes may represent the mineralizing source.

          Purple hornfels, produced as a result of contact metamorphism of sedimentary and volcanic rocks, is the dominant rock type in the upper section of the Molybdenum Creek gorge and also occurs intermittently in patches further down the creek and in tributary ravines northwest of the gorge. Molybdenum mineralization and the abundance of fine-grained disseminated pyrrhotite correlate directly with the degree of hornfels development.

Mineralization

          Molybdenum mineralization has been observed discontinuously along the entire length of the Molybdenum Creek gorge in a zone approximately 1300 metres long, 200 metres wide and 150 metres in vertical extent. Molybdenite occurs in discontinuous dark grey bands within, and as selvages along, quartz veins in hornfels and feldspar-quartz porphyry dykes. Pyrite is present in all molybdenite bearing quartz veins in amounts ranging from 5-90%.

          In addition to quartz veins, molybdenite occurs less commonly adjacent to “dry” chloritic fractures in less intensely hornfelsed rock peripheral to areas of intense quartz veining. Potassium feldspar and chlorite occur commonly in molybdenite-bearing quartz veins and along vein margins.

          Purple hornfels is often “bleached” to a pale green, silicic rock with up to 5% disseminated pyrite adjacent to quartz veins for up to twice the width of the vein. Fine-grained, disseminated pyrrhotite is present in purple hornfels in amounts up to 3%. The abundance of pyrrhotite is directly related to the intensity of quartz veining.

          Based on the regional geological setting, there is also potential for intrusion-related gold mineralization on the Molybdenum Creek property, but this has not been investigated. The Wadsworth vein, in particular, has the characteristic Au-Ag-W-Mo-Bi geochemical signature of an “intrusive-related gold deposit”.

          There are no known mineral reserves or resources on the Property. The level of exploration completed to date is insufficient to define any preliminary resources.

Recent Exploration

          The Company acquired the Carter claim package in June 2005. In July 2005, S.J. Geophysics Ltd. completed 6.95 line kilometers of 3D induced polarization geophysics on the north side of Molybdenum Creek.

          Commencing in late 2005, the Company carried out a staged exploration program consisting of airborne magnetic surveying, followed by grid-based ground geophysics (11 line kilometres of IP), geological mapping and soil geochemical sampling. Selected targets generated by this work on the northern portion of the property were subsequently tested with an initial seven-hole, 992-metre diamond drilling program.

          The drilling mainly targeted resistivity and/or chargeability features defined by the IP survey at or near the interpreted contacts between granitoid intrusive rocks and metasedimentary country rocks. The drilling revealed that the resistivity features generally correlated with pervasive silicification, in places associated with discrete quartz veining. Some of the veins are variably mineralized with pyrite, chalcopyrite and molybdenite. Maximum assay values encountered in the drilling (generally over two-metre sample intervals) were 101 parts per million molybdenum, 590 ppm tungsten and 475 ppm copper.

          During the last six months of 2006, the Company incurred exploration expenses on the Company’s the north part Molybdenum Creek claims) including a geophysical survey, mapping and compilation, site preparation and drilling on the south part of the claims at a cost of $450,606. Results showed mineralization which was not sufficient to lead the Company to make further exploration expenditures. The Company began a single phase exploration program expected to cost a total of $4,000 on the south part of the claims in 2007. The program consists of surface sampling at a cost of $3,000 and geochemistry at a cost of $1,000. The program was completed in September, 2007. This program is warranted because the geophysical anomalies identified in 2005 and 2006 geophysical surveys, historical data and surface sampling in 2006. The results are being assayed.

Shan Claims

          Pursuant to the Carter Property Agreement, the Company acquired a 100% interest in two mineral claims comprising 561.082 hectares, located in the Omenica Mining Division of British Columbia, known as the Shan Property. There is a major railway through the property and the property is serviced by road.

          On October 20, 2006 the Company staked the Shan 3, Shan 4 and Shan 5 claims for a total of 1,346 hectares, near its presently held Shan claims approximately 20 kilometers north of Terrace, British Columbia. On November 30, 2006, Carter transferred another five claims, which he had recorded, to the

Company to be included as part of the Carter Property Agreement. Two of these claims, which total 931.119 hectares, are near its presently held Lorne claims. The other three claims, which total 1,122.262 hectares, are near its presently held Shan claims. In June 2007 the Company staked an additional 11,300 acres of mineral claims adjacent to the Shan claims so that the Shan claims have a total size of 18,790 acres.

          The Shan property, covers molybdenite mineralization hosted by late granitic phases of the Coast Plutonic Complex 2.5 kilometers west of the CN railway some 20 kilometers northeast of Terrace. The area is below tree line; elevations range from 750 to 1000 metres above sea level.

          Molybdenite occurs in northwest-striking, steeply-dipping quartz veins and veinlets in porphyritic and equigranular granodiorites commonly featuring K-feldspar and quartz-clay-sericite alteration. Irregular aplite bodies also host some disseminated molybdenite. Mineralization is best developed within granitic rocks within several hundred metres of their contact with older volcanic rocks.

          This property was initially explored by way of underground workings in the 1920s. 1655 metres of diamond drilling in the mid-1960s included 10 inclined and one vertical hole collared within a 450 x 300 metres area. All holes intersected molybdenite mineralization with five of the holes intersecting intervals of between 15 and 110 metres with Mo grades of between 0.032% and 0.131%.

          The following are assay results from the Company’s Phase One drill program on the Shan claim group. The 20-hole program drilled a total of 3,550 metres and tested an area 750 metres east-west by 400 metres north-south.

          All holes intersected molybdenum mineralization and the following table details the significant higher-grade intercepts:

TABLE OF INTERCEPTS

Hole	Grade % Mo	Width (m)	From	To

LM007	0.107	122.8	29.2	141.9 including 36.6m of 0.183%
LM001	0.118	59.7	17.9	77.5 including 20.8m of 0.189%
	0.189	20.8	17.9	38.7
LM003	0.096	22.2	43.1	65.3
	0.088	11.2	80.8	92.0
LM002	0.076	28.0	19.5	47.5 including 12m of 0.109%
	0.074	20.2	66.8	87.0
LM014	0.076	28.3	1.5	29.7 including 2.5m of 0.534%
	0.107	29.2	47.3	76.4 including 5m of 0.368%
LM020	0.075	25.8	5.2	51.0 including 11m of 0.115%
LM004	0.069	18.0	71.5	89.5
LM010	0.066	21.3	104.0	125.3
LM021	0.234	6.5	7.8	14.3 including 2.3m at 0.634%
	0.070	14.0	60.0	74.0 including 2m at 0.246%
	0.061	16.0	102.0	118.0
LM006	0.069	19.1	163.3	182.4

          The bulk of the mineralized intersections are hosted in altered granodiorite. Significant mineralization also occurs within roof pendants and included slabs of intermediate volcanic rocks. Superimposed east-southeast and north-northeast steeply dipping structures appear to control some of the better grade intervals.

          Seventeen of the 20 holes drilled tested a new zone of mineralization not explored by previous drilling. The remaining three holes (No. 8, No. 20 and No. 21) were located in a zone which received limited drilling in the 1960s.

          The Company undertook a 5,682-metre Phase 2 diamond drill program in the spring and summer of 2007. This program was designed to test, at depth and along strike, the often strongly mineralized, but shallow, holes drilled in the Phase 1 drill program, as well as to check for more consistent mineralization below scattered intercepts in others of the original holes. The following are assay results from the Phase 2 drill program:

TABLE OF INTERCEPTS

Hole	From	To	Width (m)	Grade (%) Mo

LM023	238.36	257.86	19.5	0.073
LM024	218	236	18	0.105
LM027	111.84	302.4	190.6	0.103
LM027	407.25	424.59	17.34	0.152
LM030	12.5	23.85	11.35	0.088
LM030	261.94	264.16	2.22	1.005
LM030	306.72	314.56	7.84	0.066
LM030	325.75	327.3	1.55	0.262
LM031	341.15	343.8	2.69	0.135
LM032	48.81	57.64	8.83	0.104
LM032	311.97	313	1.03	0.263
LM033	63.76	79.8	16.04	0.047
LM034	12.09	19.17	7.08	0.148
LM034	239.94	246.5	6.53	0.088
LM035	205.74	221.91	16.17	0.044
LM035	221.91	252.44	30.53	0.082
LM035	252.44	266.59	14.15	0.044
LM036	368.2	370	1.8	0.102
LM037	222.42	227.7	5.32	0.086
LM037	402.7	404.1	1.4	0.071

          Several vertical holes, plus the general pattern of angles of intercept of veins and mineralized fractures in all holes, has made it clear that a large part of the mineralization is contained in gently dipping bodies, fed by near-vertical feeder zones. There are at least three of these zones located in the area drilled to date.

          The largest of these zones was intersected in holes 23, 24, 27 and 35 and may measure about 350 metres east-west by 150 metres north-south and up to 50 to 60 metres in width, dipping gently north and lying about 140 metres below surface.

          A second zone was intersected in holes 1 through 4 of the first drill program and may measure about 150 metres by 200 metres and perhaps 25 to 40 metres thick, lying nearly at the surface. Grades in both bodies may average 0.1 per cent Mo or above.

          A third, small lower-grade zone was intersected near surface in hole 32. There was an indication of what may be the same zone in the beginning of hole 30, 150 metres to the east, and better values may exist in the intervening area.

          In the camp zone, hole 30 revealed some very-high-grade intercepts at depth, but hole 31, drilled under it at a steeper angle, did not intersect these zones. Hole 34 encountered a few high-grade shallow dipping veins near surface. Surface samples and holes 20 and 21 from the first round of drilling also indicated high-grade intercepts in largely unmineralized rock. No drilling was done to test the high-grade pockets and veins in the Camp zone.

          The end of hole 27 sampled 17.34 metres of 0.152 per cent Mo, indicating that high-grade molybdenum mineralization may be encountered at depth. Although holes 36 and 37 did not find a continuation of this zone with significant grade, it is of particular interest that a historical adit has been located at Shan South. The adit, which extends 500 metres into the side of the ridge, is located down-slope from the most recent drill area. The estimated distance from the end of hole 27 to the approximate end of the adit is 150 metres in depth and 650 metres in length. The tailings dump of the adit shows visible molybdenum and the company is awaiting assays of surface samples and an evaluation of the accessibility of the adit for exploration purposes.

          The Company began a single phase exploration program expected to cost a total of $145,000 on the claims in July 2007. The program consists of geophysics at a cost of $133,000, surface sampling at a cost of $11,000 and geochemistry at a cost of $2,000. The program was completed in September, 2007. This program was warranted because of historical data and recent geological survey data that indicate similar geological setting and molybdenum showings at surface similar to the portion of the Shan property that has been drilled in our first two drill programs that have yielded significant molybdenum grade intercepts over significant lengths.

          The Company planned a program of a minimum of 8 holes totaling approximately 2500 meters at an estimated cost of $650,000 and was completed by the end of November, 2007. The drill core is being logged for subsequent analysis. The first target area is on the south of the property. The Company’s summer program revealed steeply east-dipping NNW shear zones with grey fault gouge including molybdenite, pyrite and quartz veining. Also observed are a set of gently north-dipping molybdenum-quartz veins. Assay results for two of the samples were over 0.2% Mo (re-assays are pending). The third sample (interestingly the only one with definite visible molybdenum) ran 0.13% molybdenum. Two additional quartz vein samples from the dump, with some visible molybdenum, ran 0.012% and 0.025% molybdenum. Historical soil surveys indicate good values throughout this area and mineralized veins outcrop in the creeks that roughly bound the area. 3-D modeling of data obtained from the aeromag survey completed this past summer confirms that favorably altered rocks (with magnetite destruction) extend throughout the area.

          A second target area in the north appears to be controlled by NW trending, steeply east-dipping mineralized structures, as well as potentially gently-dipping veins. While the zone is mostly covered by muskeg, some outcrop and float with molybdenum has been observed. Historically, there are relatively high molybdenum content soil samples from a 1980 survey across the area (similar to those found over the area already drilled at the south ridge from the same survey). 3-D modeling of data obtained from the aeromag survey completed this past summer indicates permissive alteration (magnetite destruction) throughout the zone to a depth of 300-400 metres below surface. Silt samples from the stream draining the target area have metal values for molybdenum and other elements similar to the silt samples from the creek draining the area drilled at the south ridge. A minimum of 4 drill holes comprising approximately 1200 metres will be drilled to test this zone. The area to be tested is over 1000 metres long by 400 metres wide.

          The following are initial assay results for the Shan South portion of the Company’s expanded Phase 3 drill program. Assay results for the Shan North portion of the drill program are pending.

          Five holes totaling 1,080 metres were drilled at the Shan South Triangle Zone. Eleven holes totaling 2,476 metres were drilled at Shan North.

          Significant intercepts include 0.07% Molydenum over 9 metres and 0.09% Molybdenum over 5 metres. Results of scattered samples at Shan South returned up to 0.31% Molybdenum over 1 metre and 0.12% Molybdenum over 2 metres. The following table presents the highlights of Shan South:

Shan South Highlights

Hole	From (m)	To (m)	Length (m)	% Mo

LM041	66.5	71.5	5	0.09
LM042	271	280	9	0.07
LM042	256.5	258.5	2	0.12
LM042	100	101	1	0.31

          This pattern of scattered high-grade mineralization is similar to that observed at the nearby Camp Zone during the Phase I and II drill programs.

          The current interpretation of gently dipping mineralization at the surface, with scattered higher-grade steeply dipping feeder zones in the drill holes beneath, indicates that this may be a second mineralized zone similar to Las Margaritas. A combination of molybdenum in rock and soils at surface and low magnetic zones beneath (resulting from magnetite-destructive alteration) may be a key to identifying other targets to the south, east and west of the Las Margaritas and Camp zones.

Other Property

          The other properties described below are not the subject matter of an independent technical report. The descriptions have been prepared by the management of the Company. The Company intends, subject to available funds, to carry out additional exploration work on certain of the other properties. The work will be preliminary in nature due to the early stage of exploration of each property, and the extent of the work will be contingent on the results received.

Alder Claims

          Pursuant to the Carter Property Agreement, the Company acquired a 100% interest in two mineral claims comprising 537.305 hectares, located in the Skeena Mining Division of British Columbia, known as the Alder Property. An additional claim was located and recorded by Carter on January 14, 2006, known as Alder 3 and this claim is now included as part of the Alder Property.

          The Alder prospect is situated immediately west of Lava Lake 60 kilometers north of Terrace. Logging roads branching off the Nass highway 3 kilometers south of Lava Lake extend to within 0.5 kilometers of the claims. Elevations within the claims area range from 300 to 700 metres above sea level.

          The claims cover a prominent gossan, which is visible from the Nass highway. A northwest-striking body of granodiorite porphyry intrudes hornfelsed Bowser Assemblage siltstones 1 kilometer north of the Coast Plutonic Complex contact. The intrusion is typical of the Alice Arm type and molybdenite and lesser chalcopyrite and bornite occur in drusy quartz veinlets and hairline fractures best developed near the contacts between the porphyry intrusion and hornfelsed siltstones. Pyrite is widely disseminated in both the intrusion and hornfelsed sediments. Only limited hand trenching and some soil sampling was carried out on this prospect in the early 1970s.

          The Company began a single phase exploration program expected to cost a total of $3,000 on the Alder Claims in July 2007. The program will consist of surface sampling at a cost of $3,000. The program was completed in September 2007. This program is warranted because of results from prospecting activities in 2006. The results are being assayed.

Lorne Claims

          Pursuant to the Carter Property Agreement, the Company acquired a 100% interest in three mineral claims comprising 893.913 hectares, located in the Omenica Mining Division of British Columbia, known as the Lorne Property. On November 30, 2006, Carter transferred another five claims, which he had recorded, to the Company to be included as part of the Carter Property Agreement. Two of these claims, which total 931.119 hectares, are near its presently held Lorne claims. The other three claims, which total 1,122.262 hectares, are near its presently held Shan claims.

          The Lorne Property is situated on South Lorne Creek 10 kilometers east of Kalum Lake and 40 kilometers north of Terrace. Logging roads from the Nass highway extend to within 10 kilometers of the property. The property is accessible by helicopter. The claims are in alpine terrain and elevations range from 1050 to 1675 metres above sea level. A prominent gossan is exposed in the south-facing slope above South Lorne Creek and the molybdenum potential of the immediate area was indicated by a 1979 regional stream sediment geochemical survey which identified 40 ppm Mo in a sample collected from South Lorne Creek.

          Central to the prominent gossan is an elongate, 500 x 250 metres plug and peripheral dykes of feldspar-hornblende porphyry which intrude hornfelsed Bowser Assemblage sedimentary rocks several kilometers north of the Coast Plutonic Complex contact. The environment is typical of Alice Arm intrusions. Molybdenite occurs in quartz veinlet stockworks developed in both the intrusive and hornfelsed sedimentary rocks. A broad zone of +100 ppm Mo in soils and talus fines is centered on the south margin of the porphyry plug.

          Exploratory work by Newmont in 1979 and 1980 included the drilling of two vertical holes several hundred metres apart. One of these, collared adjacent to South Lorne Creek and south of the intrusive contact, intersected quartz veinlet stockworks in hornfelsed sediments; a 12 metres interval returned values of 0.032% Mo. It is thought that a hole inclined toward the intrusive contact would have provided a more useful assessment of the potential of the property.

          The Company began a single phase exploration program expected to cost a total of $44,750 on the claims in July 2007. The program will consist of geophysics at a cost of $ 41,750, surface sampling at a cost of $2,000 and geochemistry at a cost of $1,000. The program was completed in September 2007. This program is warranted because previous prospecting efforts in 2006 and historical data including limited diamond drilling activity. The results are being assayed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          This item is not applicable to the Company.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

          The Company is in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties or any revenues and, its current operations on its properties are exploratory searches for mineable deposits of minerals. During the fiscal period from incorporation on February 15, 2005 to the present the Company was primarily engaged in the exploration of the Molybdenum Ck. claims in the Skeena Mining Divisions, British Columbia, Canada. The Company’s expenses for its year ended August 31, 2007 were $947,457. The Company spent $2,982,302 on property related costs and expenses. The Company’s future mineral exploration and mining activities may be affected in varying degrees by Canadian government regulation, which is beyond the control of the Company. See “Item 3 - Key Information - D. Risk Factors”.

B.          Liquidity and Capital Resources

Period from Incorporation on February 15, 2005 to August 31, 2005

          At August 31, 2005, the Company’s current assets totaled $1,049 and current liabilities and total liabilities of $31,956.

          The Company had a working capital deficit of $30,907 at August 31, 2005, had no long-term debt and total assets of $12,417.

          Share capital as at August 31, 2005 was $1,500 and the Company’s deficit was $19,539.

          The entire contribution to working capital during the period from incorporation on February 15, 2005 to August 31, 2005 was from equity capital of $1,500 and shareholder loans of $23,000.

Fiscal Year Ended August 31, 2006

          At August 31, 2006, the Company’s current assets totaled $49,289. Current liabilities, as well as total liabilities, were $363,354.

          The Company had a working capital deficit of $314,065 and no long-term debt. The Company had total assets of $549,375.

          Share capital as at August 31, 2006 was $341,499. The Company’s deficit at this date was $165,317.

          The Company’s largest cash outflows for the year was $281,282 expended on the Carter Properties.

          The entire contribution to working capital during the period from incorporation on February 15, 2005 to August 31, 2006 was equity financing as follows:

          On December 30, 2005, the Company completed a private placement, on a flow-through basis of 1,102,000 common shares at a price of $0.25 per share for gross proceeds of $275,500. The net income tax effect of renouncing the exploration expenses of $275,500, financed by this share issue, was $94,001.

This amount has been recorded as share issue costs. Also on that date, the Company completed a private placement of 310,000 non flow-through units, each unit consisting of one common share and one-half of a purchase warrant for total gross proceeds of $77,500. Each full share purchase warrant is convertible to one common share at an exercise price of $0.30 per common share and expired on December 30, 2006. All of these warrants were exercised.

          On February 6, 2006, the Company completed a private placement of 324,000 units, each unit consisting of one common share and one-half of a purchase warrant for total gross proceeds of $81,000. Each full share purchase warrant is convertible to one common share at an exercise price of $0.30 per common share and expired on February 6, 2007. All of these warrants were exercised.

Fiscal Year Ended August 31, 2007

          On September 25, 2006, the Company completed its initial public offering and began trading on the TSX Venture Exchange on September 27, 2006. Gross proceeds received by the Company for the offering was $1,500,000 (2,000,000 flow-through common shares at $0.50 per share and 1,000,000 non flow-through units at $0.50 per unit). Each unit comprised one non flow-through common share and one-half of a common share warrant. Each whole warrant is exercisable into one common share at $0.75 per common share for a one-year period from the closing of the offering.

          In March, 2007, the Company completed a non-brokered private placement of 1,666,664 flow-through shares at $0.90 per share and 3,125,000 non flow-through units at $0.80 per unit for total gross proceeds of $3,999,998. Each non flow-through unit consisted of one non flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share at a price of $1.00 per common share for one year. The Company paid finder’s fees of 7.5% cash and 8% common shares. The net proceeds received fund the exploration activities on the Shan Property.

          At August 31, 2007, the Company’s current assets totaled $1,763,381 and current liabilities and total liabilities of $88,873.

          The Company had working capital of $1,674,508 at August 31, 2007, had no long-term debt and total assets of $5,250,089.

          Share capital as at August 31, 2007 was $5,601,686 and the Company’s deficit was $1,112,774.

          The entire contribution to working capital during the period from incorporation on February 15, 2005 to August 31, 2007 was from equity capital.

          The Company does not anticipate securing debt financing or making use of any financial instruments for hedging purposes in the current fiscal year.

          In management’s view, given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of any minerals since incorporation on February 15, 2005.

          The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year. Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year other than the requirement to pay to Carter a further $20,000 on June 15, 2008 and to issue to Carter a further 100,000 common shares on September 26, 2008 to keep the Carter Property Agreement in good standing.

          All expenses incurred during the initial 198-day period from incorporation on February 15, 2005 and ended August 31, 2005, as well as during the Company’s fiscal year ended August 31, 2006, and for the fiscal year ended August 31, 2007that were associated with the Company’s mineral properties were capitalized during those periods. Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

          While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

          Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity will be substantially determined by the Company’s ability to raise funds from equity offerings or joint venture agreements on its Carter Property.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

          The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The significant measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

          Under U.S. GAAP, deferred exploration costs are written off as incurred and future income tax recovery would not be recognized. Had the Company presented its financial statements in accordance with U.S. GAAP, its losses would have increased for the initial 198-day fiscal period from incorporation to its fiscal year-end August 31, 2005 by $11,368 and would have increased by $549,768 for the year ended August 31, 2006 and would have increased by $2,992,141 for the year ended August 31, 2007.

          Under Canadian GAAP, securities can be issued to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not the enterprise. The tax effect of making this renunciation is recorded as a share issue cost and a future income tax recovery.

Outlook

          Molybdenum Creek Claims

          During the last six months of 2006, the Company incurred exploration expenses on the Company’s the north part Molybdenum Creek claims) including a geophysical survey, mapping and compilation, site preparation and drilling on the south part of the claims at a cost of $450,606. Results showed mineralization which was not sufficient to lead the Company to make further exploration expenditures. The Company began a single phase exploration program expected to cost a total of $4,000 on the south part of the claims in 2007. The program consists of surface sampling at a cost of $3,000 and geochemistry at a cost of $1,000. The program was completed in September, 2007. This program is warranted because the geophysical anomalies identified in 2005 and 2006 geophysical surveys, historical data and surface sampling in 2006. The results are being assayed.

Shan Claims

          A drilling program from October 2006 to December 2007 on the Shan Property established it as a new discovery of noteworthy molybdenum mineralization and it became the Company’s primary focus for the balance of the year consisted of 20 diamond drill holes totaling 3550 metres. Drilling tested an area 750 m east-west by 400 m north-south. Molybdenite was observed in all holes. Seventeen of the 20 holes drilled represent a new area of mineralization not tested by previous drilling. Two holes drilled late in the program re-tested areas drilled in the 1960s (Camp Zone). The results are also encouraging in that the mineralization is found in a nearly equivalent grade in both major rock types encountered, the granodiorite and the intermediate volcanic rock. The Company undertook a Phase 2 program consisting of drilling totaling 5,682 meters from March to June 2007 which expenditures were $1,252,611 during the quarter ended May 31, 2007. The Company is considering the results and will decide on a further drilling program after the summer field program.

          The Company began a single phase exploration program expected to cost a total of $145,000 on the claims in July 2007. The program consists of geophysics at a cost of $133,000, surface sampling at a cost of $11,000 and geochemistry at a cost of $2,000. The program was completed in September, 2007. This program was warranted because of historical data and recent geological survey data that indicate similar geological setting and molybdenum showings at surface similar to the portion of the Shan property that has been drilled in our first two drill programs that have yielded significant molybdenum grade intercepts over significant lengths.

          The Company planned a program of a minimum of 8 holes totaling approximately 2500 meters at an estimated cost of $650,000 and was completed by the end of November, 2007. The drill core is being logged for subsequent analysis. The first target area is on the south of the property. The Company’s summer program revealed steeply east-dipping NNW shear zones with grey fault gouge including molybdenite, pyrite and quartz veining. Also observed are a set of gently north-dipping molybdenum-quartz veins. Assay results for two of the samples were over 0.2% Mo (re-assays are pending). The third sample (interestingly the only one with definite visible molybdenum) ran 0.13% molybdenum. Two additional quartz vein samples from the dump, with some visible molybdenum, ran 0.012% and 0.025% molybdenum. Historical soil surveys indicate good values throughout this area and mineralized veins outcrop in the creeks that roughly bound the area. 3-D modeling of data obtained from the aeromag survey completed this past summer confirms that favorably altered rocks (with magnetite destruction) extend throughout the area.

          A second target area in the north appears to be controlled by NW trending, steeply east-dipping mineralized structures, as well as potentially gently-dipping veins. While the zone is mostly covered by muskeg, some outcrop and float with molybdenum has been observed. Historically, there are relatively high molybdenum content soil samples from a 1980 survey across the area (similar to those found over the area already drilled at the south ridge from the same survey). 3-D modeling of data obtained from the aeromag survey completed this past summer indicates permissive alteration (magnetite destruction)

throughout the zone to a depth of 300-400 metres below surface. Silt samples from the stream draining the target area have metal values for molybdenum and other elements similar to the silt samples from the creek draining the area drilled at the south ridge. A minimum of 4 drill holes comprising approximately 1200 metres will be drilled to test this zone. The area to be tested is over 1000 metres long by 400 metres wide.

          The Company is considering the initial assay results for the Shan South portion. The assay results for the Shan North portion are pending. Significant intercepts include 0.07% Molydenum over 9 metres and 0.09% Molybdenum over 5 metres. Results of scattered samples at Shan South returned up to 0.31% Molybdenum over 1 metre and 0.12% Molybdenum over 2 metres.

Lorne Claims

           The Company began a single phase exploration program expected to cost a total of $44,750 on the claims in July 2007. The program will consist of geophysics at a cost of $ 41,750, surface sampling at a cost of $2,000 and geochemistry at a cost of $1,000. The program was completed in September 2007. This program is warranted because previous prospecting efforts in 2006 and historical data including limited diamond drilling activity. The results are being assayed.

Alder Claims

           The Company began a single phase exploration program expected to cost a total of $3,000 on the Alder Claims in July 2007. The program will consist of surface sampling at a cost of $3,000. The program was completed in September 2007. This program is warranted because of results from prospecting activities in 2006. The results are being assayed.

          The Company has approximately $564,600 working capital at December 10, 2007 with which to pay for these programs.

C.	Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.	Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Registration Statement on Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

          As at August 31, 2007, the Company had the following contractual cash obligations and commercial commitments to keep the Carter Property Agreement in good standing. See “Item 4. Information on the Company -- A. History and Development of the Company”.

Contractual Obligations	Payments Due by Period

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	Nil	Nil	Nil	Nil	Nil
Purchase Obligations
Other Long-Term Liabilities (1)	$195,000	$20,000	$40,000	$35,000	$100,000
TOTAL	$195,000	$20,000	$40,000	$35,000	$100,000

(1)

Payments by the Company to Carter pursuant to the Carter Property Agreement. See “Item 4 – Information on the Company – A. History and Development of the Company — Acquisition of the Carter Property, British Columbia, Canada”. The agreement by which the Company acquired the Carter Property contains a default provision which provides that in the event that Company defaults on any of its obligations to make payments to the vendor and such default is continuing for more than sixty days after the Company receives notice in writing from the vendor of such default, then the Company will transfer the Claims to the vendor and the Company will have no continuing obligations to the vendor.

As of August 31, 2007, the Company had total current liabilities of $88,873 and cash and term deposits of $1,576,713.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

          Following is information about the directors and members of senior management of the Company, including names, business experience, offices held in the Company and principal business activities performed outside the Company.

Dale McClanaghan, President, Chief Executive Officer and Director

          Mr. McClanaghan has been President and CEO of the Company since February 16, 2005 and CFO from February 6, 2006 until May 9, 2006. He has been president and sole shareholder of Dale McClanaghan Consulting Ltd., a real estate development consulting company, from January 2002 to date. He has also been a director of Inland Explorations Ltd., a private company engaged in mineral exploration in Utah, U.S.A. from December 1, 2006 to the present and CFO from January 4, 2007 to the present. He was a director, CEO and President of Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.), a mineral exploration company listed on the TSX, from April 16, 2004 to December 14, 2004. From May 1995 to January 2002, he was CEO of VanCity Enterprises Ltd. (“VCE”), a real estate development subsidiary of VanCity Credit Union, the largest credit union in Canada, with over 250,000 members and total assets in excess of $9.0 billion specializing in both market and non-market housing. He has also been active on a number of community boards including: Member of Board of Directors of Langara College, Vancouver City Planning Commission, Dr. Peter Aids Foundation, Katherine Sandford Housing

Society and the Vancouver Heritage Foundation. Mr. McClanaghan holds a Master of Business Administration degree from the University of British Columbia.

          Mr. McClanaghan’s business experience is in particular in project management, finance and coordination which is his experience within the Company.

Allan Anderson, Chief Financial Officer and Director

          Mr. Anderson is a banking and finance executive. He has been Chief Financial Officer of the Company since May 9, 2006. He has been Risk Manager, Enterprise Risk for BC Hydro since 2005. He was Treasury Manager for BC Hydro from 1999 to 2005. Prior to that from 1998 to 1999, he was Treasurer (Acting) at BC Hydro. From 1990 to 1998, he was Treasury Manager, Cash Management and Banking at BC Hydro. Mr. Anderson has a Master of Business Administration degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Alberta.

          Mr. Anderson has 30 years of business experience in risk management, treasury management and corporate banking. His responsibility within the Company as Chief Financial Officer and a member of the audit committee is to ensure financial statement disclosures are appropriate.

Lindsay Bottomer, Director

          He has been a Director of TSX-V listed Entrée Gold Inc., a mineral exploration company, since June 2002 and its Vice President of Corporate Development since November 2005. He was President and CEO of TSX-V listed Southern Rio Resources Ltd. (now Silver Quest Resources Ltd.) from July 2001 to November 2005 and has been a director since July 2001. He has been a director of Yale Resources Ltd. since Dec 2005, of Strategem Capital Corp. since June 2003, of Amera Resources Corp. since February 2004, of Titan Uranium Inc. since February 2005, of Centrasia Mining Corp since September 2005, of Altima Resources Ltd. since November 2003 and of Inland Explorations Ltd. since December 1, 2006. He was also a director of CRMnet.com Inc. from July 2003 to April 2004 and of Pacific North West Capital from May 1998 to August 2005. Since moving to Vancouver, he has held senior positions with Prime Explorations (Pezim Group) from 1989-1994, Echo Bay Mines from 1994-1997, and since 1998 has consulted to numerous Vancouver-based companies worldwide. From 1998-2000 he was President of the BC & Yukon Chamber of Mines, and is currently serving a second two-year term as a councilor of the Association of Professional Engineers and Geoscientists of British Columbia.

          Mr. Bottomer’s business experience is as a geologist and in management of mineral exploration companies. His experience within the Company is in review of the Company’s geological information and advice with respect to mineral properties and exploration programs. Mr. Bottomer also serves as a member of the Company’s audit committee.

Scott Steeds, Director

          Mr. Steeds was employed as a registered representative with Canaccord Capital Corporation from November 1989 to July 2003, where he was involved with the financing of numerous junior mineral exploration companies’ public offerings on both the TSX Exchange and TSX Venture Exchange. From July 2003 to January 2005 Mr. Steeds was a self employed consultant, and throughout that period he has been involved in the financing of companies traded on these exchanges. Mr. Steeds has been a consultant to the Company since February 2005. He has also been president and a director since December 2006 of Inland Explorations Ltd., a private company engaged in mineral exploration in Utah, U.S.A.

          Mr. Steeds’ business experience is in corporate finance of mineral exploration and development companies. His experience within the Company has been to identify and negotiate the Company’s mineral property acquisitions to date and to negotiate financing of the Company’s exploration programs.

Stephen K. Winters, Director

          Mr. Winters has been a lawyer in British Columbia from 1986 to the present and throughout that period has acted as solicitor for companies listed on the TSX Venture Exchange and its predecessor exchanges. He was a director of Uniserve Communications Inc. (formerly Technovision Systems Inc.) from March, 1998 to November, 2004, and secretary from March, 2003 to November, 2006, and a director of Xemplar Energy Corp. (formerly Consolidated Petroquin Resources Ltd.) from September, 1993 to October, 2005. He has been a director of United China International Enterprises Group Ltd. from January, 2004 to November, 2004 and from January, 2005 to April, 2007. He has been a director of Jupiter Resources Corporation, a private company, from January, 2007 to date and a director of Aura Ventures Corp., another private company, from August, 2007 to date. Mr. Winters holds a Bachelor of Arts (Hons.) degree from Queens University, an LL.B. degree from the University of Windsor and a Masters of Business Administration degree from the University of Southern California.

          Mr. Winters’ experience has been as legal counsel to companies listing and listed on the TSX Venture Exchange and the Toronto Stock Exchange. His function within the Company has been to advise and coordinate the listing of the Company, and to advise on securities regulatory matters. Mr. Winters also serves as a member of the Company’s audit committee.

B.      Compensation

          For the year ended August 31, 2007, the Company paid a total of $90,000 cash compensation to its directors and officers as set forth herein. No other funds were set aside or accrued by the Company during that period to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

          The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers. The following fairly reflects all material information regarding compensation paid to the Company’s executive officers, which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

          The Company currently has two executive officers, Dale McClanaghan, who is President and CEO and Allan Anderson who is the CFO (the “Named Executive Officers”).

          The following table sets forth all annual and long term compensation for services in all capacities to the Company for the year ended August 31, 2007 in respect of the individuals who were, at August 31, 2007, the Named Executive Officers:

Summary Compensation Table

Annual Compensation				Long Term Compensation

					Awards			Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Dale McClanaghan President and	Sep – Dec 2006	10,000	nil	nil	100,000	(1)			nil
CEO (and CFO until May 9, 2006)	Jan – Aug 2007	35,000			175,000	(1)	N/A	N/A	nil

Allan Anderson CFO (as of May 9, 2006)	Sep – Dec 2006	nil	nil	nil	nil	(1)	N/A	N/A	nil
	Jan – Aug 2007	nil	nil	nil	nil		N/A	N/A	nil

(1)

Each of the optionees was issued 50,000 options on February 16, 2006. A further 50,000 options were issued to Mr. McClanaghan on October 10, 2006. A further 175,000 options were granted to Mr. McClanaghan on March 30, 2007 expiring March 30, 2012.

Option Grants for the Fiscal Year Ended August 31, 2007

          The following table sets forth stock options granted by the Company for the fiscal year ended August 31, 2007 to the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Dale McClanaghan	50,000 / 175,000	29	$0.50/$1.30	Nil	October 10, 2011 /March 30, 2012

Allan Anderson	Nil	Nil	Nil	Nil	Nil

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to under “Share Ownership” below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

Aggregated Option Exercises During the Fiscal Year Ended August 31,2007 and Option Values at August 3 ,2007

          There were no exercises of stock options during the fiscal year ended August 31, 2007by the Named Executive Officers. The value of the unexercised options at August 31, 2007 is shown below:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable

Dale McClanaghan	N/A	N/A	275,000 All exercisable	Nil / All exercisable

Allan Anderson	N/A	N/A	50,000 All exercisable	Nil / All exercisable

Defined Benefit or Actuarial Plan Disclosure

          The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

          On July 1, 2005 the Company entered into an employment agreement with Dale McClanaghan whereby the Company agreed to employ Mr. McClanaghan as President and CEO of the Company. The employment agreement is for a one year term. The employment agreement was extended to August 31, 2007 and has been further extended to August 31, 2008. Mr. McClanaghan, or a holding company beneficially owned by him, as Mr. McClanaghan shall decide, is paid $2,500 per month for his services commencing July 1, 2005. Beginning in March 2007 the Company agreed to pay Mr. McClanaghan $5,000 per month.

Directors

          The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or at present, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors. The Company also compensates directors who provide consulting, management and professional services. Since the commencement of his services in July, 2005, the Company has paid Dale McClanaghan $100,000 for his services as President and CEO. The Company has paid the same amount to Scott Steeds during the same period for consulting services. The Company has paid Stephen Winters $67,419 for legal services for the period from incorporation to September 25, 2006 and a further $49,326 since that time. Beginning in March 2007 the Company agreed to increase the amount paid to Mr. McClanaghan as President and CEO and Mr. Steeds as a consultant each from $2,500 to $5,000 per month.

          See “ – C. Board Practices” for information concerning a consulting agreement between Scott Steeds, a director, and the Company, and concerning legal fees paid by the Company to Stephen Winters, a director.

          The following table sets forth stock options granted by the Company during the fiscal year ended August 31, 2007 to directors other than the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Scott Steeds	50,000/ 175,000	29	$0.50/$1.30	Nil	October 10, 2011 / March 30, 2012
Stephen Winters	50,000	6.5	$0.50	Nil	October 10, 2011

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to under “Share Ownership” below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

          There were no exercises of stock options by directors other than the Named Executive Officers for the year ended August 31, 2007. The following table sets forth details of the value of unexercised options of directors other than the Named Executive Officers at August 31, 2007 on an aggregate basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year- End ($) Exercisable/ Unexercisable

Scott Steeds	Nil	Nil	275,000 / All exercisable	Nil / All excercisable
Lindsay Bottomer	Nil	Nil	75,000 / All exercisable	Nil / All exercisable
Stephen Winters	Nil	Nil	50,000 / All exercisable	Nil_/ All exercisable

C.	Board Practices

          The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. On July 1, 2005 the Company entered into a consulting agreement with Scott Steeds, a director of the Company whereby the Company agreed to pay Mr. Steeds $2,500 per month for providing services in the area of corporate development for a period of one year. The consulting agreement with Mr. Steeds was extended to August 31, 2007 and has been further extended to August 31, 2008. Mr. Steeds, or a holding company beneficially owned by him, as Mr. Steeds shall decide, is to be paid $2,500 per month for his services. Beginning March 2007 the Company agreed to pay Mr. Steeds $5,000 per month. Other than the foregoing, the Company has no service contracts with the directors other than the employment contract with Mr. McClanaghan in his capacity of President and CEO, as set forth above under “Termination of Employment, Change in Responsibilities and Employment Contracts.” The Company paid $67,419.00 to Stephen Winters during the period from incorporation to September 25, 2006 for legal services provided by Mr. Winters to the

Company and a further $49,326 since that time. The Company has no arrangement to provide benefits to directors upon termination of employment or service as a director.

          The Company’s Audit Committee comprises Allan Anderson, Lindsay Bottomer and Stephen Winters. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters, which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

          The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arm’s length contracts. This Committee has the same composition as the Audit Committee, and comprises a majority of non-management directors and unrelated directors.

D.	Employees

          During the fiscal year ended August 31, 2007, the Company had one employee, who worked out of the Company’s head office in a management role. The Company had no support staff and has undertaken its corporate development and exploration activities by the hiring of consultants, one of whom is a director, and independent contractors.

E.	Share Ownership

          The following table sets forth the share ownership of those persons listed in subsection 6.A above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at December 10, 2007	Number of Common Shares Subject to Options or Warrants at December 10, 2007	Beneficial Percentage Ownership (¹)	Exercise Price	Expiry Date

Dale McClanaghan	750,000	50,000/ 50,000/175,000	8.5%	$0.50/ $0.50/ $1.30	September 25, 2011/ October 10, 2011/ March 30, 2012
Scott Steeds	750,000	50,000/ 50,000/175,000	8.5%	$0.50/ $0.50/ $1.30	September 25, 2011/ October 10, 2011/ March 30, 2012
Allan Anderson	12,000	50,000	0.5%	$0.50	September 25, 2011
Lindsay Bottomer	45,000	75,000	1.0%	$0.50/	September 25, 2011/
Stephen Winters	66,000	50,000	1.0%	$0.50	October 10, 2011

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 10, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 12,075,511 common shares outstanding as of December 10, 2007.

          The common shares held by Dale McClanaghan and Scott Steeds (the “Founders”) are subject to a Founders’ Share Escrow Agreement. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Founders’ Share Escrow Agreement”.

Stock Option Plan

          On February 19, 2007 the Company adopted a stock option plan (the “2007 Plan”) which authorizes the Company’s board of directors to grant incentive stock options to the directors, officers and employees of the Company or its associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Venture Exchange. All of the options listed in the table above were granted pursuant to the Company’s 2007 Plan. The purpose of the 2007 Plan is to advance the interests of the Company and its shareholders and subsidiaries by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock.

          The 2007 Plan provides that, subject to the requirements of the Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the 2007 Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting of options (including all options granted by the Company to date). The number of common shares which may be reserved in any 12 month period for issuance to any one individual upon exercise of all stock options held by that individual may not exceed 5% of the issued and outstanding common shares of the Company unless the Company has obtained disinterested shareholder approval. The number of common shares which may be reserved in any 12 month period for issuance to any one employee or consultant engaged in investor relations activities may not exceed 2% of the issued and outstanding common shares of the Company. The 2007 Plan provides that options issued to consultants performing investor relations activities will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

          The 2007 Plan will be administered by the board of directors of the Company, which will have full and final authority with respect to the granting of all options there under. Options may be granted under the 2007 Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the board of directors may from time to time designate. Options may also be granted to employees of management companies providing management services to the Company. The exercise price of any options granted under the 2007 Plan shall be determined by the board of directors, but may not be less than the market price of the Company’s shares on the Exchange on the date of the grant (less any discount permissible under Exchange rules). The term of any options granted under the 2007 Plan shall be determined by the board of directors at the time of grant but, subject to earlier termination in the event of dismissal for cause, termination other than for cause or in the event of death, the term of any options granted under the 2007 Plan may not exceed five years (ten years if the Company becomes a Tier 1 Issuer under Exchange Policies). Tier 1 is the Exchange’s premier tier and is reserved for the Exchange’s most advanced issuers with the most significant financial resources. See additional description under “— Founders’ Share Escrow Agreement” below. If desired by the Board, options granted under the 2007 Plan may be subject to vesting.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          The following table sets forth the names of the shareholders who, to the knowledge of management of the Company, as at December 10, 2007 beneficially own greater than 5% of any class of the Company’s voting securities:

Name	Number of Common Shares Held at December 10, 2007	Number of Common Shares Subject to Options or Warrants at December 10, 2007	Beneficial Percentage Ownership (¹)	Exercise Price	Expiry Date

Dale McClanaghan	750,000	50,000/50,000/ 175,000	8.5%	$0.50/ $0.50/ $1.30	September 25, 2011/October 10, 2011/ March 30, 2012
Scott Steeds	750,000	50,000/50,000/ 175,000	8.5%	$0.50/ $0.50/ $1.30	September 25, 2011/October 10, 2011/ March 30, 2012

Name	Number of Common Shares Held at December 10, 2007	Number of Common Shares Subject to Options or Warrants at December 10, 2007	Beneficial Percentage Ownership (¹)	Exercise Price	Expiry Date

Pinetree Resource Partnership	1,000,000	500,000	12.4%	$1.00	March 22, 2008
Passport Materials Master Fund, LP	802,500	401,250	10.0%	$1.00	March 22, 2008

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 10, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 12,075,511 common shares outstanding as of December 10, 2007.

          Dale McClanaghan and Scott Steeds acquired these shares in May, 2005 and options on February 16, 2006, October 10, 2006 and March 30, 2007.

          The common shares held by Dale McClanaghan and Scott Steeds (the “Founders”) are subject to a Founders’ Share Escrow Agreement. See “Founders’ Share Escrow Agreement” below.

          The Company’s major shareholders do not have different voting rights from the Company’s other shareholders. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

          As at December 10, 2007 there were 12,075,511 common shares of the Company issued and outstanding.

          The Company does not know of any arrangements that may at subsequent date result in a change of control of the Company.

Founders’ Share Escrow Agreement

          On September 25, 2006, the Company completed an initial public offering in Canada of 2,000,000 flow-through common shares and 1,000,000 units, with each unit consisting of one non-flow-through common share and one-half of a share purchase warrant. In connection with its initial public offering, the Company’s shares were listed on the TSX Venture Exchange. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Nine months ended May 31, 2007”

          In accordance with Canadian National Policy 46-201 (“NP 46-201”) - Escrow for Initial Public Offerings, all common shares of an issuer owned or controlled by its principals are required to be placed in escrow at the time of the issuer’s initial public offering, unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the total issued and outstanding shares of the issuer after giving effect to the initial public offering. At the time of an initial public offering, an issuer is classified for the purposes of NP 46-201 escrow as either an “exempt issuer”, an “established issuer” or an “emerging issuer”. Uniform terms of automatic timed-release escrow apply to principals of issuers carrying out initial public offerings, differing only according to the classification of the issuer. The Company has been classified as an “emerging issuer” by virtue of being listed on Tier 2 of the TSX Venture Exchange.

          The Company issued pre-IPO shares to its founders, Dale McClanaghan and Scott Steeds (the “Founders”). A total of 1,500,000 common shares were acquired by the Founders at a price of $0.001 per share. Pursuant to an escrow agreement entered into on December 21, 2005 (the “Founders’ Share Escrow Agreement”) among the Company, the Founders and Pacific Corporate Trust Company (the “Escrow Agent”), the 1,500,000 common shares were deposited in escrow.

          The following automatic timed releases will apply to the securities held under the Founders’ Share Escrow Agreement.

-	10% of each Principal’s holdings were released from escrow on the date on which the Company’s common shares are first listed for trading on the TSX Venture Exchange (the “Listing Date”);

-	15% of each Principal’s holdings were released from escrow 6 months following the Listing Date;

-	15% of each Principal’s holdings will be released from escrow 12 months following the Listing Date;

-	15% of each Principal’s holdings will be released from escrow 18 months following the Listing Date;

-	15% of each Principal’s holdings will be released from escrow 24 months following the Listing Date;

-	15% of each Principal’s holdings will be released from escrow 30 months following the Listing Date; and

-	15% of each Principal’s holdings will be released from escrow 36 months following the Listing Date.

          If within 18 months of the Listing Date the Company achieves “established issuer” status, under the terms of the Founders’ Share Escrow Agreement it will “graduate” resulting in a “catch-up” release and accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer. “Established issuer” status may be achieved by becoming a Tier 1 issuer on the Exchange. Some of the minimum requirements of becoming a Tier 1 issuer are as follows:

-	the issuer must have net tangible assets of at least $2,000,000;

-	the issuer must have a material interest in a property with substantial geological merit;

-

the issuer must have adequate financial resources to conduct a recommended work program of at least $500,000, to satisfy general and administrative expenses for at least 18 months, to maintain properties in good standing for at least 18 months and to have at least $100,000 in unallocated funds.

          Pursuant to the terms of the Founders’ Share Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company’s board of directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company’s outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company’s outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

          Pursuant to the terms of the Founders’ Share Escrow Agreement, upon the bankruptcy of a holder of escrowed securities, the securities held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of escrowed securities, all securities of the deceased holder will be released from escrow to the deceased holder’s legal representative.

B.	Related Party Transactions

          On July 1, 2005 the Company entered into an employment agreement with Dale McClanaghan whereby the Company agreed to employ Mr. McClanaghan as President and CEO of the Company. The employment agreement is for a one year term. The employment agreement with Mr. McClanaghan was extended to August 31, 2007. Mr. McClanaghan, or a holding company beneficially owned by him, as Mr. McClanaghan shall decide, is paid $2,500 per month for his services commencing July 1, 2005. The Company agreed in March 2007 to increase the amount to $5,000 per month and extended the term to August 31, 2008.

          On July 1, 2005 the Company entered into a consulting agreement with Scott Steeds, a director of the Company whereby the Company agreed to pay Mr. Steeds $2,500 per month for providing services in the area of corporate development for a period of one year. The consulting agreement with Mr. Steeds was extended to August 31, 2007. Mr. Steeds, or a holding company beneficially owned by him, as Mr. Steeds shall decide, is to be paid $2,500 per month for his services commencing July 1, 2005. The Company agreed in March 2007 to increase the amount to $5,000 per month and extended the term to August 31, 2008.

          On December 21, 2005, in connection with the Company’s issuance to Dale McClanaghan and Scott Steeds of an aggregate 1,500,000 common shares at a price of $0.001 per share, Mr. McClanaghan, Mr. Steeds, the Company and Pacific Corporate Trust Company entered into the Founders’ Share Escrow Agreement as described above under “ -- A. Major Shareholders -- Founders’ Share Escrow Agreement.”

          As part of these agreements, Mr. McClanaghan and Mr. Steeds have agreed to confidentiality and non-disclosure provisions.

          The Company paid $67,419.00 to Stephen Winters during the period from incorporation to September 25, 2006 and a further $49,326 since that time for legal services provided by Mr. Winters to the Company. The Company believes that these services were obtained on terms comparable to those that would have been available from unrelated third parties.

          Except with respect to these agreements, there were no material transactions in the period from incorporation on February 15, 2005 to the year ended August 31, 2007, or proposed material transactions between the Company or any of its subsidiaries and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates;

(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors or senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

          No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the period from incorporation on February 15, 2005 to May 31, 2007.

C.	Interests of Experts and Counsel

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

          This Registration Statement contains the audited financial statements for the Company for the initial 198-day period from incorporation on February 15, 2005 to August 31, 2005, for the year ended August 31, 2006 and for the year ended August 31, 2007 and contains an Independent Auditors’ Report to the Directors dated November 17, 2006 relating to the audited financial statements for the initial 198-day period from incorporation to August 31, 2005 and for the year ended August 31, 2006 and an Independent Auditors’ Report to the Directors dated November 21, 2007 relating to the audited financial statements for the year ended August 31, 2007. These statements comprise Balance Sheets as at August 31, 2005, August 31, 2006, and August 31, 2007, Statements of Operations and Deficit for the initial 198-day period from incorporation on February 15, 2005 to August 31, 2005, the year ended August 31, 2006 and the year ended August 31, 2007, Statements of Cash Flows for the initial 198-day period from incorporation on February 15, 2005 to August 31, 2005, the year ended August 31, 2006 and year ended August 31, 2007 and Notes to the Financial Statements.

Legal Proceedings

          The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

Dividend Policy

          The holders of common shares are entitled to participate equally in any dividends our Board of Directors declares out of funds legally available for the payment of dividends. There are no limitations on the payment of dividends. All of the Company’s available funds will be invested to finance the growth of the Company’s business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company’s common shares in the foreseeable future.

B.	Significant Changes

          Since the date of annual financial statements for the year ended August 31, 2007, the Company has not had any significant financial changes.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

          The Company’s common shares were first called for trading on the TSX Venture Exchange on September 27, 2006. The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each month and fiscal quarter since the shares of the Company were listed on the TSX Venture Exchange are as follows:

High	Low

	High	Low

2006
September	$0.55	$0.46
October	$0.90	$0.40
November	$2.10	$0.73
December	$1.60	$1.02

2007
January	$1.14	$0.85
February	$1.00	$0.75
March	$1.67	$0.80
April	$1.50	$1.30
May	$1.55	$1.05
June	$1.25	$0.77
July	$0.85	$0.63
August	$0.62	$0.32
September	$0.60	$0.345
October	$0.75	$0.45
November	$0.55	$0.40

          The closing price of the Company’s common shares on the TSX Venture Exchange on December 10, 2007 was $0.40.

          The shares to be registered are the common shares of the Company. The Company has authorized an unlimited number of common shares, without par value, of which 12,075,511 were issued and outstanding as of December 10, 2007. None of the Company’s outstanding shares are in bearer form. The issued and outstanding common shares may be traded freely in Canada subject to applicable securities laws. Even though this Registration Statement will become effective automatically sixty days after being filed with the SEC, all sales into or within the United States must still be made pursuant to an effective registration statement under the Securities Act of 1933, or an exemption from Securities Act registration such as Rule 144.

B.	Plan of Distribution

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.	Markets

          The Company’s common shares were called for trading on the TSX Venture Exchange on September 27, 2006 and continue trading on that Exchange on the date hereof.

D.	Selling Shareholders

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

E.	Dilution

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

F.	Expenses of the Issue

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Authorized

          The authorized capital of the Company consists of an unlimited number of voting common shares without par value. No other class of shares is currently authorized.

Issued and Outstanding

The following table sets forth a summary of common shares outstanding at the incorporation of the Company in February 2005 and to December 10, 2007:

	Number of Common Shares	Amount $

Common shares issued in February 2005 pursuant to incorporation	2	0.50
Principals’ escrow shares issued in May 2005	1,499,998	1,499.98
Shares issued for cash by way of December 2005 private financing	1,102,000	275,500.00
Shares issued for cash by way of December 2005 private financing (Units)	310,000	77,500.00
Shares issued for cash by way of February 2006 private financing (Units)	324,000	81,000.00
Balance, August 31, 2006	3,236,000	435,500
Shares issued for cash by way of September 2006 public offering (2,000,000 shares and 1,000,000 units)	3,000,000	1,500,000
Shares issued in September 2006 and March 2007 as partial compensation for finders’ fees	407,493	331,744
Shares issued in September 2006 pursuant to Carter property agreement	75,000	37,500
Shares issued for cash by way of March 2007 private financing (Flow-through shares and non flow-through units)	4,791,664	4,000,000
Shares issued on exercise of warrants	432,824	181,968
Shares issued on exercise of agent’s options	47,530	26,225
Shares issued on exercise of stock options	10,000	5,000
Balance, August 31, 2007	12,000,511	6,517,937	(1)
Shares issued in September 2007 pursuant to the Carter property agreement	75,000	Pursuant to Carter Property Agreement
Balance, December 10, 2007	12,075,511	6,517,937

(1)

This amount includes share issue costs of $927,571 and does not include fair value of options exercised of $11,320. Share issue costs of $927,571 are not included and fair value of options exercised is included in the share capital amount of $5,601,686 shown as share capital in Item 3 B. Capitalization and Indebtedness on page 8.

Warrants

          The following table summarizes the status of the Company’s share purchase warrants outstanding at December 10, 2007:

Price	Expiry date	Balance, February 28, 2006		Issued	Balance, December 10, 2007

$0.30	December 30, 2006	155,000	(1)	December 30, 2005	Expired
$0.30	February 6, 2007	162,000	(2)	February 6, 2006	Expired
$0.75	September 25, 2007	N/A		September 25, 2006	Expired (3)
$0.75	September 25, 2007	N/A		When exercised(4)	Expired (4)
$1.00	March 19, 2008(5)	N/A		March 19, 2007	12,500
$1.00	March 22, 2008(5)	N/A		March 22, 2007	1,550,000

(1)	Issued as part of a private placement of 310,000 units, each unit consisting of one common share and one-half of a share purchase warrant. All warrants were exercised.

(2)	Issued as part of a private placement of 324,000 units, each unit consisting of one common share and one-half of a share purchase warrant. All warrants were exercised.

(3)

Issued as part of public offering of 1,000,000 units and as partial compensation to Haywood Securities Inc, lead agent in the Company’s IPO, of 25,000 units, each unit consisting of one common share and one-half of a share purchase warrant, each full warrant exercisable to purchase one common share for a total of 512,500 warrants. There were 116,312 warrant exercised as at the expiry date.

(4)

There were 18,844.5 warrants issued as part of the exercise of agent’s options at $0.50 per unit. Each unit consists of one common share and one-half of a share purchase warrant. There were 9,841 warrant exercised as at the expiry date.

(5)	Issued as part of a private placement of 3,125,000 units, each unit consisting of one common share and one-half of a share purchase warrant.

Stock Options

          The Company has a stock option plan that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall be fixed by the Board of Directors of the Company but shall not be less than the minimum price permitted by the Exchange. Options have a maximum term of five years and terminate thirty days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted. The following table provides details of options to purchase stock of the Company outstanding at December 10, 2007:

Class of Optionee (Number of Optionees in Class)	Number of Common Shares Under Option		Date of Grant	Exercise Price	Expiry Date

Directors (5)	225,000		Feb 16/2006	$0.50	Sep 25/2011
	150,000		Oct 10/2006	$0.50	Oct 10/2011
	350,000		Mar 30/2007	$1.30	Mar 30/2012

	50,000		Feb 16/2006	$0.50	Sep 25/2011
	50,000		Feb 16/2006	$0.50	Sep 25/2011
	50,000		Feb 16/2006	$0.50	Sep 25/2011
	75,000		Feb 16/2006	$0.50	Sep 25/2011
	50,000		Oct 10/2006	$0.50	Oct 10/2011
	50,000		Oct 10/2006	$0.50	Oct 10/2011
	50,000		Oct 10/2006	$0.50	Oct 10/2011
	175,000		Mar 30/2007	$1.30	Mar 30/2012
	175,000		Mar 30/2007	$1.30	Mar 30/2012

Consultants (7)	50,000		Feb 16/2006	$0.50	Sep 25/2011
	100,000		Oct 10/2006	$0.50	Oct 10/2011
	125,000		Feb 15, 2007	$0.90	Feb 15/2012
	45,000		Mar 30/2007	$1.30	Mar 30/2012

	30,000		Feb 16/2006	$0.50	Sep 25/2011
	20,000		Feb 16/2006	$0.50	Sep 25/2011
	80,000		Oct 10/2006	$0.50	Oct 10/2011
	10,000	(1)	Oct 10/2006	$0.50	Oct 10/2011
	10,000		Oct 10/2006	$0.50	Oct 10/2011
	75,000		Feb 15/2007	$0.90	Feb 15/2012
	50,000		Feb 15/2007	$0.90	Feb 15/2012
	25,000		Mar 30/2007	$1.30	Mar 30/2012
	20,000		Mar 30/2007	$1.30	Mar 30/2012

(1)	These 10,000 options were exercised on April 25, 2007.

History of Share Capital (Since Incorporation on February 15, 2005)

          The table below provides the history of the Company’s share capital from incorporation on February 15, 2005 through December 10, 2007, identifying events during such period which have changed the amount of issued capital and/or number and classes of shares. The table includes details of price and terms of issuances, including particulars of non-cash consideration, as well as the resolutions, authorizations and approvals by virtue of which the shares have been issued, the nature of the issue and amount thereof and the number of shares which have been issued.

Transaction Description	Average Price Per Share (Cdn $)	Common Shares	Amount (Cdn $)	Resolution Authorizing Transaction

Common shares issued in February 2005 pursuant to incorporation	0.25	2	0.50	Directors Resolution dated February 18, 2005
Principals’ escrow shares issued May 2005	0.001	1,499,998	1,499.98	Directors Resolution dated May 5, 2005
Shares issued for cash by way of December 2005 private financing	0.25	1,102,000	275,500.00	Directors Resolution dated December 30, 2005
Shares issued for cash by way of December 2005 private financing (Units)	0.25	310,000	77,500.00	Directors Resolution dated December 30, 2005
Shares issued for cash by way of February 2006 private financing (Units)	0.25	324,000	81,000.00	Directors Resolution dated February 6, 2006
Balance, August 31, 2006		3,236,000	435,500
Shares issued for cash by way of September 2006 public offering	0.50	3,000,000	1,500,000	Directors Resolution dated June 9, 2006
Shares issued as partial compensation to Haywood Securities Inc. (lead agent in the Company’s initial public offering)	0.50	25,000	12,500	Directors Resolution dated June 9, 2006
Shares issued pursuant to Carter Property agreement	0.50	75,000	37,500	Directors Resolution dated June 15, 2005
Shares issued pursuant to warrant exercise	0.30/0.75	432,824	181,968	Directors Resolutions dated December 30, 2005, February 6, 2006 and June 9, 2006
Shares issued pursuant to agent’s option exercise	0.50/0.75	47,530	26,225	Directors Resolutions dated June 9, 2006
Shares issued pursuant to stock option exercise	0.50	10,000	5,000	Directors Resolutions dated October 10, 2006
Shares issued for cash by way of March 2007 private financing	0.90	1,666,664	1,499,997.60	Directors Resolutions dated March 5, 2007,
	0.80	3,125,000	2,500,000	March 19, 2007 and March 22, 2007

Transaction Description	Average Price Per Share (Cdn $)	Common Shares	Amount (Cdn $)	Resolution Authorizing Transaction

Shares issued as part of the finders’ fees for the March 2007 private financing	0.90/0.80	382,493	319,244	Directors Resolutions dated March 5, 2007 and March 22, 2007
Shares issued pursuant to Carter Property agreement	0.50	75,000	Pursuant to Carter Property Agreement	Directors Resolution dated June 15, 2005
Balance December 10, 2007		12,075,511	6,517,937

          During the period from incorporation to September 30, 2006, the following changes in issued share capital occurred:

          The Company completed a private placement on December 30, 2005 of 1,102,000 common shares at a price of $0.25 per share for gross proceeds of $275,500.

          The Company completed a private placement on December 30, 2005, of 310,000 units at a price of $0.25 per Unit, each unit consisting of one common share and one-half of a purchase warrant for total gross proceeds of $77,500. Each full share purchase warrant is convertible to one common share at an exercise price of $0.30 per common share and expired on December 30, 2006. All warrants were exercised.

          The Company completed a private placement on February 6, 2006, of 324,000 units at a price of $0.25 per Unit, each unit consisting of one common share and one-half of a purchase warrant for total gross proceeds of $81,000. Each full share purchase warrant is convertible to one common share at an exercise price of $0.30 per common share and expired on February 6, 2007. All warrants were exercised.

          On September 25, 2006 the Company completed a public offering (the “Offering”) to purchasers resident in British Columbia and Alberta, Canada, through Haywood Securities Inc., of 2,000,000 flow-through common shares at a price of $0.50 per share and 1,000,000 units at a price of $0.50 per unit (the “Units”). Each Unit consisted of one non flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for the purchase of one additional common share at $0.75 per common share for one year from the closing of the Offering.

          In March, 2007, the Company completed a private placement of 1,666,664 flow-through common shares at a price of $0.90 per share and 3,125,000 units at $0.80 per unit , each unit consisting of one common share and one-half of a purchase warrant for total proceeds of $3,999,997.60. Each full share purchase warrant is convertible to one common share at an exercise price of $1.00 per common share. 12,500 warrants will expire on March 19, 2008 and 1,550,000 warrants will expire on March 22, 2008, 2007.

B.	Memorandum and Articles of Association

          The Company’s Memorandum (termed “Notice of Articles”) and Articles of Association (“Articles”) are incorporated by reference herein from filed documents as noted in Item 19. The Company was incorporated on February 15, 2005 pursuant to the Business Corporations Act (British Columbia) (the “BC Act”) and registered with the Registrar of Companies for British Columbia under the name 716576 B.C. Ltd. under incorporation number BC716576. The Company changed its name to BC Moly Ltd. on June 15, 2005 and subsequently changed its name to its present name on February 16, 2006. The Company is not limited in its objects and purposes.

          The following is a summary of certain provisions of the Company’s Notice of Articles and Articles:

Directors’ Power to Vote on Matters in Which the Director is Materially Interested

          The Company’s Articles provide that it is the duty of any of the Company’s directors who are directly or indirectly interested in an existing or proposed contract or transaction with the Company to declare the nature of their interest at a meeting of the Company’s Board of Directors. In the case of a proposed contract or transaction, the declaration must be made at the meeting of the Company’s Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, the Company’s directors are required to declare their interest at the next meeting. A director shall not vote in respect of the approval of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

Directors’ Power to Vote on Compensation to Themselves

          Subject to the BC Act, the Company’s Articles provide that the directors may determine the amount to be paid out of the Company’s funds or capital as remuneration for their service. The directors may also determine the proportions and manner that the remuneration will be divided among them.

Directors’ Borrowing Powers

          The Company’s Articles provide that the directors, from time to time at their discretion, may authorize the company to:

          (a) borrow any sum of money;

          (b) guarantee the repayment of any sum of money borrowed by any person or corporation; and

          (c) guarantee the performance of any obligations of any other person or corporation.

Retirement of Directors under an Age Limit Requirement

          The Company’s Articles do not require directors to retire prior to a specified age.

Number of Shares Required for a Director’s Qualification

          The Company’s Articles do not provide for a requirement of share ownership for a director’s qualification.

Share Rights, Preferences and Restrictions

          All common shares are of the same class and have the same rights, preferences and limitations.

          Holders of common shares are entitled to one vote per share at any meeting of the Company’s shareholders except meetings at which only shareholders of a specified class of shares (other than the common shares) are entitled to vote. The holders of common shares are entitled to participate equally in any dividends the Company’s Board of Directors declares out of funds legally available for the payment of dividends. There are no limitations on the payment of dividends. If the Company is liquidated, dissolved or wound up, holders of common shares are entitled to share ratably in all assets remaining after payment of the Company’s liabilities. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the Company’s common shares and none of the Company’s common shares carry any liability for further calls.

          There are no restrictions on the purchase or redemption of common shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Actions Necessary to Change Rights of Holders of Common Shares

          The rights of holders of common shares may not be modified other than in accordance with the Company’s Articles and the BC Act which generally requires the favorable votes of 2/3 of the common shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with only one shareholder (proxy-holder) personally present, the rights of holders of common shares may be modified by less than a majority of the issued common shares.

          Where a special resolution to modify the rights of the holders of common shares has been passed, the holders of not less than 10% of the common shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

Shareholders’ Meetings

          The Company must hold an ordinary general meeting of the Company’s shareholders at least once every calendar year at a time and place determined by the Company’s directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the BC Act. The Company’s Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and the Company’s directors, upon the requisition of shareholders in accordance with the BC Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

          At least twenty one days’ notice, or any longer period of notice as may be required by the BC Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to the Company’s shareholders entitled to be present at the Company’s meeting by notice given as permitted by our articles. With the consent in writing of all the Company’s shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of the Company’s shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any proceedings at that meeting.

          No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the BC Act, if the Company has two or more shareholders, a quorum for the transaction of business at a general meeting shall be one person present in person, or by proxy and holding or representing by proxy, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

          Holders of the Company’s common shares are entitled to attend meetings. Any of the Company’s corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

Limitations on the Rights to Own Securities

          The Company’s Articles do not provide for any limitations on the rights to own the Company’s securities. See also “Item 10 – Additional Information – D. Exchange Controls.”

Change in Control Provisions

          The Company’s Articles do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving the Company.

Shareholder Ownership Disclosure

          The Company’s articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

          Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.

          The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the BC Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.	Material Contracts

          The Company has not entered into any contracts other than in the ordinary course of business since incorporation on February 15, 2005, except as follows:

          Founders’ Share Escrow Agreement between the Company, Pacific Corporate Trust Company, Dale McClanaghan and Scott Steeds dated December 21, 2005 referred to under “Escrowed Shares”. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Founders’ Share Escrow Agreement” for a discussion of the principal terms of this Agreement.

          Carter Property Agreement dated for reference June 15, 2005 between the Company and Nicholas Carter as amended by agreement dated March 29, 2006. See “Item 4. Major Shareholders and Related Party Transactions — A. History and Development of the Company — Acquisition of the Carter Property, British Columbia, Canada” for a discussion of the principal terms of this Agreement.

          Employment Agreement dated April 26, 2007 between the Company and Dale McClanaghan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Termination of

Employment, Changes in Responsibility and Employment Contracts” for a discussion of the principal terms of this Agreement.

          Consulting Agreement dated April 26, 2007 between the Company and Scott Steeds. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for a discussion of the principal terms of this Agreement.

          Agency Offering Agreement dated June 9, 2006 between the Company and Haywood Securities Inc.

D.	Exchange Controls

          There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see “Item 10 – Additional Information - E. Taxation.”

          There are no limitations under the laws of Canada, the Province of British Columbia, or in our Articles or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, the Investment Canada Act (the “IC Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the IC Act. For the purposes of the IC Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the IC Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

          Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

          Pursuant to the World Trade Organization Agreement Implementation Act, the IC Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the IC Act. For 2006, the threshold is $265 million.

          A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

          Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the IC Act or regulations:

a) engages in production of uranium and owns an interest in a producing uranium property in Canada;

b) provides financial services;

c) provides transportation services;

d) is a cultural business.

          If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the IC Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E.	Taxation

Material Canadian Federal Income Tax Consequences

          The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “IT Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

Dividends

          A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owing at least 10% of the outstanding common shares of the Company. These Treaty reductions are not available to beneficial owners who are U.S. LLCs.

Disposition of Common Shares

          A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the IT Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 15% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

          A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

          A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

          A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

Material United States Federal Income Tax Consequences

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

          The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

          This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares of the Company. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the U.S.

federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

Scope of this Disclosure

Authorities

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Switzerland-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

          For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares of the Company that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

          For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares of the Company other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of common shares of the Company.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares of the Company as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares of the Company in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial adviser, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

          If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial adviser, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

          This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares of the Company. Each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

          General Taxation of Distributions

          A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares of the Company will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares of the Company and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of Common Shares of the Company” below).

          Reduced Tax Rates for Certain Dividends

          For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares of the company that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

          The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Switzerland-U.S. Tax Convention, or (c) the common shares of the Company are readily tradable on an established securities market in the U.S. Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is registered under section 6 of the Exchange Act (which would now include the Nasdaq Stock Market). The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

          However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

          As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended August 31, 2006 and not a QFC. Accordingly, dividends paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the dividend rules.

          Distributions Paid in Foreign Currency

          The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

          Dividends Received Deduction

          Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial adviser, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

          A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares of the Company in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares of the Company sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares of the Company generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

          Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

          A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the common shares of the Company generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

          Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares of the Company generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or

(d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

          If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares of the Company.

Controlled Foreign Corporation

          The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

          If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares of the Company by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such common shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

          The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

          The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company believes that it was a PFIC for its taxable year ended August 31, 2006.

          For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

          If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares of the Company will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares of the Company, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares of the Company, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares of the Company. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares of the Company generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

          A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the common shares of the Company are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares of the Company as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares of the Company over (b) the fair market value of such common shares as of the close of such taxable year.

          The PFIC rules are complex, and each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

F.	Dividends and Paying Agents

          The Company has not paid dividends since inception and it currently intends to retain future earnings, if any, for internal use. Future dividend policy remains at the discretion of Company’s directors.

G.	Statements by Experts

          The material provided under Item 4 – Information on the Company – D. Property, Plants and Equipment herein is provided by and with the consent of Daryl J. Hanson, P. Eng. Of In-Depth Geological Services of 16575 Quick East Rd., Telkwa, British Columbia, Canada, V0J 2X2. The material provided under Items 3 and 5 relating to the Company’s financial statements for the fiscal periods ended August 31, 2005 and August 31, 2006 is provided with the consent of Smythe Ratcliffe LLP, Chartered Accountants, of 7th Floor, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8. The material provided under Items 3 and 5 relating to the Company’s financial statements for the fiscal year ended August 31, 2007 is provided with the consent of DeVisser Gray LLP, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

H.	Documents on Display

          Any documents referred to in this Registration Statement may be inspected at the registered and records office of the Company, Suite 910 – 808 West Hastings Street, Vancouver, British Columbia V6C 2X4, during normal business hours.

I.	Subsidiary Information

          There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

          The Company is a “Small Business Issuer” as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

          There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company’s securities since the Company’s incorporation in February 2005.

ITEM 15.	CONTROLS AND PROCEDURES

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 16B.	CODE OF ETHICS

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          This Form 20-F is being filed as a Registration Statement under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          The Registrant has not made any purchases of its equity securities since inception.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          The following financial statements are attached and incorporation herein:

ITEM 18.	FINANCIAL STATEMENTS

          See Item 17.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.A.(1)	Notice of Articles

1.B.(1)	Articles of the Company

1.C.(1)	Notice of Articles with respect to the Change of Name from 716503 B.C. Ltd. to B C Moly Ltd.

1.D.(1)	Notice of Articles with respect to the Change of Name from B C Moly Ltd. to BCM Resources Corporation

4.A.(1)	Founders’ Share Escrow Agreement between the Company, Pacific Corporate Trust Company, Dale McClanaghan and Scott Steeds dated December 21, 2005

4.B.(1)	Carter Property Agreement dated for reference June 15, 2005 between the Company and Nicholas Carter as amended by agreement of May 29, 2006

4.C.(1)	Employment Agreement dated April 26, 2007 between the Company and Dale McClanaghan

4.D.(1)	Consulting Agreement dated April 26, 2007 between the Company and Scott Steeds

4.E.(1)	Agency Offering Agreement dated June 9, 2006 between the Company and Haywood Securities Inc.

15 (a).A.(2)	Consent from Smythe Ratcliffe LLP, Chartered Accountants

15 (a) B.(2)	Consent from DeVisser Gray LLP, Chartered Accountants

(1) Previously filed on 2008-01-02 File #000-53001 08501527

(2) Previously filed on 2008-02-13 File #000-53001 08600253

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated at Vancouver, British Columbia, this 29th day of January, 2008

BCM RESOURCES CORPORATION

Per:	“Dale McClanaghan”

Name: Dale McClanaghan
Title: President and CEO

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)

Financial Statements
August 31, 2006 and 2005
(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of BCM Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Pannell Kerr Foster, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Dale McClanaghan”	“Allan Anderson”

President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
November 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.) (An exploration stage company)

We have audited the balance sheets of BCM Resources Corporation (formerly BC Moly Ltd.) (an exploration stage company) as at August 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the year ended August 31, 2006, the initial 198-day period ended August 31, 2005 and cumulative to August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended August 31, 2006, the initial 198-day period ended August 31, 2005 and cumulative to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)
Vancouver, Canada
November 17, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 17, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)
Vancouver, Canada
November 17, 2006

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Balance Sheets (note 1)
August 31
(Expressed in Canadian Dollars)

	2006	2005

Assets

Current
Cash	$23,199	$1,049
GST receivable	24,790	0
Prepaid expenses	1,300	0

	49,289	1,049
Reclamation Bond	9,000	0
Resource Property Interest (note 4)	476,974	11,368
Equipment (note 5)	14,112	0

	$549,375	$12,417

Liabilities

Current
Accounts payable and accrued liabilities (note 7)	$308,854	$8,956
Due to related party (note 8)	54,500	23,000

	363,354	31,956
Future Income Taxes (note 10)	9,839	0

	373,193	31,956

Shareholders’ Equity

Capital Stock (note 6)	341,499	1,500
Subscriptions Receivable (note 6)	0	(1,500)
Deficit	(165,317)	(19,539)

	176,182	(19,539)

	$549,375	$12,417

Commitments (note 9)

Approved by the Board:

“Dale McClanaghan”
Director
Dale McClanaghan

“Allan Anderson”
Director
Allan Anderson

See notes to financial statements.	3

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Year Ended August 31, 2006	Initial 198- Day Period Ended August 31, 2005	Cumulative to August 31, 2006

Expenses
Professional fees	$92,328	$8,500	$100,828
Filing and transfer agent fees	49,604	0	49,604
Consulting fees	30,000	5,000	35,000
Management fees	30,000	5,000	35,000
Office, telephone and miscellaneous	18,116	46	18,162
Travel, promotion and entertainment	6,644	904	7,548
Dues and subscriptions	3,075	0	3,075
Bank charges and interest, net	(1,593)	89	(1,504)
Amortization	1,766	0	1,766

Loss Before Income Taxes	(229,940)	(19,539)	(249,479)
Future Income Tax Recovery	84,162	0	84,162

Loss for Period	(145,778)	(19,539)	(165,317)
Deficit, Beginning of Period	(19,539)	0	0

Deficit, End of Period	$(165,317)	$(19,539)	$(165,317)

Loss Per Share	$(0.06)	$(0.02)

Weighted Average Number of Common Shares Outstanding	2,631,529	893,940

See notes to financial statements.	4

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year Ended August 31, 2006	Initial 198- Day Period Ended August 31, 2005	Cumulative to August 31, 2006

Operating Activities
Net loss	$(145,778)	$(19,539)	$(165,317)
Items not affecting cash Amortization	1,766	0	1,766
Future income tax recovery	(84,162)	0	(84,162)

Changes in Non-Cash Working Capital
GST receivable	(24,790)	0	(24,790)
Prepaid expenses	(1,300)	0	(1,300)
Accounts payable and accrued liabilities	115,574	8,956	124,530

Cash Provided by (Used in) Operating Activities	(138,690)	(10,583)	(149,273)

Investing Activities
Resource property interest	(281,282)	(11,368)	(292,650)
Equipment	(15,878)	0	(15,878)
Reclamation bond	(9,000)	0	(9,000)

Cash Used in Investing Activities	(306,160)	(11,368)	(317,528)

Financing Activities
Issuance of common shares	434,000	1,500	435,500
Subscription receivable	1,500	(1,500)	0
Related party advances	31,500	23,000	54,500

Cash Provided by Financing Activities	467,000	23,000	490,000

Increase in Cash	22,150	1,049	23,199
Cash, Beginning of Period	1,049	0	0

Cash, End of Period	$23,199	$1,049	$23,199

Supplemental Cash Flow Information
Non-cash investing and financing activity Accounts payable relating to resource property interest	$184,324	$0	$184,324

See notes to financial statements.	5

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

BCM Resources Corporation (the “Company”) was incorporated on February 15, 2005 under the Canada Business Corporations Act under the name 716576 B.C. Ltd. This name was changed to BC Moly Ltd. on June 15, 2005 and to BCM Resources Corporation on February 16, 2006. The Company is in the business of acquiring, exploring and developing mineral resource properties. At August 31, 2006, the Company was in the exploration stage and had interests in resource properties located in the Skeena and Omineca Mining Divisions in British Columbia.

The recoverability of amounts shown for the resource property is dependent upon the discovery of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete its development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at August 31, 2006, the Company had a working capital deficiency of $314,065 (2005 - $30,907) and an accumulated deficit of $165,317 (2005 - $19,539). Its ability to continue as a going-concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in Canada as outlined in the significant accounting policies summarized below. As described in note 11, these principles differ in certain material respects from accounting principles generally accepted in the United States.

(a) Equipment and amortization

Equipment is recorded at cost and the Company applies the half-year rule to all additions. Amortization is provided using the declining-balance method at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%

(b)	Resource property interest

The Company capitalizes the cost of acquiring, maintaining its interest, exploring and developing mineral property interests until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Resource property interest (Continued)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred to date, and are not intended to represent present or future values.

	(c)	Income taxes

The Company uses the asset and liability method for accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	(d)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the period. Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the periods presented. Shares held in escrow at period-end that are held based on a contingency other than the passage of time are not included in the calculation of weighted average number of common shares.

	(e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

	(f)	Stock-based compensation

The Company uses the fair value based method of accounting for employee stock options as required under the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the fair value based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the vesting period of the stock option with a corresponding increase to contributed surplus. When the stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Asset retirement obligation

Section 3110 of the CICA Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(h)	Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to capital stock at the time of renunciation.

3.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The carrying values of cash, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

It was not practicable to determine the fair value of due to related party.

	(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

	(c)	Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

4.	RESOURCE PROPERTY INTEREST

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

As at August 31, 2006, the Company did not have any Asset Retirement Obligations.

Carter Property, located in the Skeena and Omineca Mining Divisions, British Columbia

By a resource property agreement dated June 15, 2005, as amended by an agreement dated May 29, 2006, the Company obtained an option to purchase a 100% interest in ten mineral properties, collectively referred to as the Carter Property, located in the Skeena and Omineca Mining Divisions in British Columbia, Canada. As consideration, the Company must pay $90,000 cash ($25,000 paid) and issue 350,000 common shares at specified dates.

In addition, a royalty of 1.5% of the net smelter return, consisting of seven advance payments must be paid. The Company shall have the right at any time and from time to time to acquire one-half of the net smelter return from Carter by paying $750,000 to Carter.

The Company has agreed to maintain the claims in good standing for a minimum of two years. The parties have estimated that the total assessment work required for the claims for the first two years would be approximately $4,000.

The shares are to be issued as follows:

September 27, 2006 (date of initial public offering)	75,000
First anniversary	75,000
Second anniversary	100,000
Third anniversary	100,000

350,000

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

4.	RESOURCE PROPERTY INTEREST (Continued)

Carter Property, located in the Skeena and Omineca Mining Divisions, British Columbia (Continued)

Year	Cash Payments		Net Smelter Return Prepayments

2005	$10,000	*
2006	15,000	*
2007	20,000
2008	20,000
2009	25,000		$5,000
2010			10,000
2011			15,000
2012			20,000
2013			25,000
2014			25,000
2015			50,000

Total	$90,000		$150,000

* Paid

Deferred resource property expenditures:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

Balance, beginning of period	$11,368	$0
Geophysics and drilling	421,924	683
Geological review	20,377	685
Acquisition costs	15,000	10,000
Travel and meals	4,370	0
Assay	3,935	0

Balance, end of period	$476,974	$11,368

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		2006		2005

	Cost	Accumulated Amortization	Net	Net

Furniture and fixtures	$12,315	$1,232	$11,083	$0
Computer equipment	3,563	534	3,029	0

	$15,878	$1,766	$14,112	$0

6.	CAPITAL STOCK

	(a)	Authorized
Unlimited common shares without par value

	(b)	Issued and outstanding

	Shares	Amount

Allotted during period for subscriptions receivable	1,500,000	$1,500

Balance, August 31, 2005	1,500,000	1,500
Issued for cash
Private placements	1,736,000	434,000
Share issue costs		(94,001)

Balance, August 31, 2006	3,236,000	$341,499

(i)

On February 18, 2005, two common shares, at a price of $0.25 per share for cash proceeds of $0.50, were allotted to a director of the Company in regards to the incorporation of the Company. The shares were issued in December 2005.

(ii)

On May 5, 2005, 1,499,998 common shares were allotted at a price of $0.001 per share for cash proceeds of $1,499. These founders’ shares are held in escrow; 10% will be released on the date of listing on the TSX Venture Exchange (“TSX-VE”) and 15% every six months thereafter. The shares were issued in December 2005.

(iii)

On December 30, 2005, the Company completed a non-brokered private placement consisting of 1,102,000 flow-through common shares at a price of $0.25 per share for cash proceeds of $275,500. These shares are subject to a 180-day hold period on the date of listing on the TSX-VE.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK (Continued)

	(b)	Issued and outstanding (Continued)

(iv)

On December 30, 2005, the Company completed a non-brokered private placement consisting of 310,000 units at a price of $0.25 per unit for cash proceeds of $77,500; each unit consists of one common share and a one-half share purchase warrant. Each whole warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $0.30 per share within a one-year period from the date of issue. These units are subject to a 180-day hold period on the date of listing on the TSX-VE.

(v)

On February 6, 2006, the Company completed a non-brokered private placement consisting of 324,000 units at a price of $0.25 per unit for cash proceeds of $81,000; each unit consists of one common share and a one-half share purchase warrant. Each whole warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $0.30 per share within a one-year period from the date of issue of the warrant. These units are subject to a 180-day hold period on the date of listing on the TSX-VE.

	(c)	Stock option activity

During the year ended August 31, 2006, the Company adopted a stock option plan (the “Stock Option Plan”) as initially approved by the Board of Directors on February 2, 2006. Pursuant to the policies of the TSX-VE, the Company may grant incentive stock options to officers, directors, employees and other service providers of the Company. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance may not exceed 10% of the issued shares at the time of grant and to each individual may not exceed 5% of the issued shares. The exercise price of stock options is determined by the Board of Directors of the Company at the time of grant and may not be less than the average closing price of the Company’s shares for the ten trading days immediately preceding the day on which the option is granted and publicly announced, and may not be less than the minimum price permitted by the TSX-VE. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of the options is determined at the time of granting of the options at the discretion of the Board of Directors. Once approved and vested, options are exercisable at any time.

On February 16, 2006, subject to regulatory approval (received September 27, 2006), the Company granted 275,000 incentive stock options, exercisable at the offering price per share of the initial public offering of the Company any time up to and including the fifth anniversary of the date on which the common shares of the Company are listed for trading on the TSX-VE.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK (Continued)

	(d)	Warrants

As at August 31, 2006, the Company has warrants outstanding and exercisable for the purchase of a total of 317,000 common shares as follows:

Expiry Date	Weighted Average Exercise Price	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding, August 31, 2006

December 30, 2006	$0.30	0	155,000	0	0	155,000
February 6, 2007	$0.30	0	162,000	0	0	162,000

Total warrants outstanding and exercisable	$0.30	0	317,000	0	0	317,000

7.	RELATED PARTY TRANSACTIONS

(a) During the year ended August 31, 2006, the Company paid $30,000 (initial 198-day period ended August 31, 2005 - $5,000) for management fees to a director of the Company.

(b) During the year ended August 31, 2006, the Company paid $31,975 (initial 198-day period ended August 31, 2005 - $5,000) for consulting fees to directors of the Company.

(c) During the year ended August 31, 2006, the Company paid $6,630 (initial 198-day period ended August 31, 2005 - $nil) for professional fees to a director of the Company.

(d) Included in accounts payable is $38,814 (2005 - $nil) payable to directors and officers of the Company for general administrative expenditures incurred on behalf of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration agreed to between the parties.

8.	DUE TO RELATED PARTY

The amount due to a director is unsecured, non-interest bearing and without stated terms of repayment.

9.	COMMITMENTS

The Company has extended its agreements for management and consulting services paid to directors and officers of the Company, totalling $5,000 per month, through August 31, 2007.

The Company is committed to total minimum rental payments of $9,000, in aggregate, over the term of the lease expiring in 2007.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

10.	INCOME TAXES

The components of the future tax assets at statutory rates to the reported income tax provision are as follows:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

Income tax rate	34.12%	35.62%

Future income tax assets
Tax loss carry-forwards	$84,162	$6,960
Temporary differences on assets	0	4,049
Tax effect of renunciation of expenditures to flow-through shareholders	(94,001)	0
Valuation allowance	0	(11,009)

Net future income tax liabilities	$(9,839)	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized. The Company has accumulated non-capital losses for income tax purposes of approximately $246,600. The losses expire as follows:

Available to	Amount

2015	$19,500
2026	227,100

$246,600

The future benefits of these losses and deductions have not been recorded in the accounts.

A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$49,739	$6,960
Permanent differences	31,716	0
Temporary differences	(3,960)	0
Unrecognized tax losses	(77,495)	(6,960)

	0	0
Recovery of income taxes upon renunciation of flow-through expenditures	(84,162)	0

	$(84,162)	$0

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CANADIAN GAAP AND US GAAP)

	(a)	Recent US accounting pronouncements

(i)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation, if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material affect on the Company’s financial position, results of operations or cash flows.

(ii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CANADIAN GAAP AND US GAAP) (Continued)

	(a)	Recent US accounting pronouncements (Continued)

(iv)

In 2004, FASB issued a revision of Statement No. 123, “Accounting for Stock-Based Compensation”. This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

(v)

Fin 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No 109” issued in July 2006, is effective for fiscal years beginning after December 15, 2006, with earlier application permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other components of equity or net assets in the statement of financial position) for that year. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluation whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CANADIAN GAAP AND US GAAP) (Continued)

	(b)	The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (“US GAAP”) except as follows:

•

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(b)). Under US GAAP, all exploration and development expenditures are charged to expenses when incurred.

•

Future income taxes related to the renunciation of qualified resource expenditures to flow-through shareholders are treated as a cost of issuing those securities under Canadian GAAP. Under US GAAP, these costs are included in the future tax provision.

Reconciliation of total assets, liabilities and shareholders’ equity at August 31:

	2006	2005

Total assets for Canadian GAAP	$549,375	$12,417
Adjustments to US GAAP
Capitalized mineral expenditures	(476,974)	(11,368)

Total assets for US GAAP	$72,401	$1,049

Total liabilities for Canadian GAAP	$373,193	$31,956
Adjustments to US GAAP		0

Total liabilities for US GAAP	$373,193	$31,956

Total capital stock for Canadian GAAP (note 6(b))	$341,499	$1,500
Adjustments to US GAAP	0	0
Income tax effect of renunciation	94,001	0

Total capital stock for US GAAP	$435,500	$1,500

Total deficit for Canadian GAAP	$(165,317)	$(19,539)
Adjustments to US GAAP
Future income tax recovery on renunciation	(94,001)	0
Exploration adjustments	(476,974)	(11,368)

Total deficit for US GAAP	$(736,292)	$(30,907)

Subscriptions receivable for Canadian and US GAAP	$0	$(1,500)

Total liabilities, capital stock and shareholders’ deficit for US GAAP	$72,401	$1,049

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(c)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

Net loss per Canadian GAAP	$(145,778)	$(19,539)
Adjustments affecting net loss
Exploration and development expenditures for year	(465,606)	(11,368)
Future income tax recovery, not included for US GAAP	(84,162)	0

Loss per US GAAP	$(695,546)	$(30,907)

Loss per common share Canadian GAAP - Basic	$(0.06)	$(0.02)

Loss per common shares for US GAAP	$(0.26)	$(0.03)

Weighted average number of common shares outstanding (Canadian and US GAAP)	2,631,529	893,940

(d)	Reconciliation of comprehensive loss reported in accordance with Canadian GAAP and US GAAP:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

Net loss per US GAAP	$(695,546)	$(30,907)
Other comprehensive income	0	0

Comprehensive loss per US GAAP	$(695,546)	$(30,907)

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(e)	Reconciliation of cash flows in accordance with Canadian GAAP and US GAAP:

	Year Ended August 31, 2006	Initial 198-Day Period Ended August 31, 2005

Net cash provided by (used in) operating activities of continuing operations in accordance with Canadian GAAP	$(138,690)	$(10,583)
Adjustments to net loss involving use of cash Write-off of capitalized resource property costs	(281,282)	(11,368)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(419,972)	(21,951)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(490,484)	(11,368)
Reclassification of capitalized resource property costs	465,606	11,368

Net cash used in investing activities of continuing operations in accordance with US GAAP	(24,878)	0

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	467,000	23,000

Net increase in cash in accordance with Canadian and US GAAP	22,150	1,049
Cash, beginning of period in accordance with Canadian and US GAAP	1,049	0

Cash, end of period in accordance with Canadian and US GAAP	$23,199	$1,049

12.	SUBSEQUENT EVENTS

(a)

On September 27, 2006, the Company closed its initial public offering and began trading on the TSX-VE. Gross proceeds received by the Company for the offering was $1,500,000 (2,000,000 flow-through common shares at $0.50 per share and 1,000,000 non-flow-through shares at $.50 per unit). Each unit is comprised of one non-flow-through common share and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share at $0.75 for a one-year period.

	(b)	On September 27, 2006, the Company issued 75,000 common shares, pursuant to its Mineral Property Agreement.

BCM RESOURCES CORPORATION
(Formerly BC Moly Ltd.)
(An exploration stage company)
Notes to Financial Statements
Year Ended August 31, 2006 and Initial 198-Day Period Ended August 31, 2005
(Expressed in Canadian Dollars)

12.	SUBSEQUENT EVENTS (Continued)

	(c)	On September 27, 2006 the Company issued 25,000 common shares, pursuant to its Agency Offering Agreement.

	(d)	On October 10, 2006, the Company granted options to acquire 250,000 shares at a price of $0.50 per share to certain of its employees, directors and consultants.

BCM RESOURCES CORP.

FINANCIAL STATEMENTS
(stated in Canadian dollars)

AUGUST 31, 2007
AUGUST 31, 2006
and
AUGUST 31, 2005

D E   V I S S E R   G R A Y   L L P
C H A R T E R E D   A C C O U N T A N T S

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of BCM Resources Corp.

We have audited the balance sheet of BCM Resources Corp. as at August 31, 2007 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements at August 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated November 17, 2006.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 21, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated November 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 21, 2007

BCM RESOURCES CORP.
Balance Sheets
As at August 31,
(stated in Canadian dollars)

	2007 $	2006 $

ASSETS

Current
Cash and cash equivalents	206,379)	23,199
Term deposit	1,370,334)	—
Amounts receivable	176,431)	24,790
Prepaid expenses	10,237)	1,300

	1,763,381)	49,289

Reclamation Bond	—)	9,000
Unproven mineral rights (note 3)	3,459,276)	476,974
Equipment (note 6)	27,432)	14,112

	5,250,089)	549,375

LIABILITIES
Current
Accounts payable and accrued liabilities	85,964)	308,854
Due to related parties (note 4)	2,909)	54,500

	88,873)	363,354

Future income tax liability (note 8)	—)	9,839

	88,873)	373,193

SHAREHOLDERS’ EQUITY

Share capital (note 7)	5,601,686)	341,499)
Contributed surplus (note 7a)	672,304)	—)
Deficit	(1,112,774)	(165,317)

	5,161,216)	176,182)

	5,250,089)	549,375)

Continuance of operations (note 1)

Approved by the Board of Directors:

“Dale McClanaghan”	“Scott Steds”

Director	Director

BCM RESOURCES CORP.
Statements of Operations and Deficit
For the years ended August 31,
(stated in Canadian dollars)

	2007 $	2006 $	2005 $

Expenses
Amortization	10,077)	1,766)	—
Bank charges	846)	(1,593)	89
Consulting	43,420)	30,000)	5,000
Insurance	577)	—)	—
Management fees	45,073)	30,000	5,000
Office and miscellaneous	11,845)	21,191	46
Professional fees	98,348)	92,328	8,500
Rent	20,301)	—)	—
Shareholder relations and advertising	39,470)	—)	—
Stock-based compensation	641,174)	—)	—
Travel and entertainment	20,544)	6,644)	904
Trust and filing fees	49,413)	49,604)	—
Interest income	(23,792)	—)	—
Future income tax recovery (note 2)	(9,839)	(84,162))	—)

Net loss for the year	(947,457)	(145,778)	(19,539)
Deficit - beginning of year	(165,317)	(19,539)	—)

Deficit - end of year	(1,112,774)	(165,317)	(19,539)

Loss per share	$(0.11)	$(0.06)	$(0.02)

Weighted-average number of common shares outstanding	8,620,704)	2,631,529)	893,940

BCM RESOURCES CORP.
Statements of Cash Flows
For the years ended August 31,
(stated in Canadian dollars)

	2007 $	2006 $	2005 $

Cash provided by (used for):

Operating activities
Net loss for the year	(947,457)	(145,778)	(19,539)
Adjustments for items not involving cash:
Accrued interest income	(16,334)	—	—
Amortization	10,077)	1,766)	—
Future income tax recovery	(9,839)	(84,162)	—
Stock-based compensation	641,174)	—)	—

	(322,379)	(228,174)	(19,539)
Net changes in non-cash working capital
Amounts receivable	(151,641)	(24,790)	—
Prepaid expenses	(8,937)	(1,300)	—
Due to related party	2,909)	—)	—
Accounts payable	(74,556)	115,574)	8,956)

	(554,604)	(138,690)	(10,583)

Investing activities
Purchase of term deposit	(1,354,000)	—)	—
Purchase of equipment	(23,397)	(15,878)	—
Reclamation bond	9,000)	(9,000)	—
Unproven mineral rights	(3,093,136)	(281,282)	(11,368)

	(4,461,533)	(306,160)	(11,368)

Financing activities
Cash received for shares issued	5,253,817	434,000)	1,500)
Subscription receivable	—	1,500)	(1,500)
Related party advances	(54,500)	31,500)	23,000)

	5,199,317)	467,000)	23,000)

Net cash provided (used) during the year	183,180)	22,150)	1,049)
Cash and cash equivalents- beginning of year	23,199)	1,049)	—)

Cash and cash equivalents - end of year	206,379)	23,199)	1,049)

Supplemental cash flow information

Non cash financing and investing activity:
Shares issued for unproven mineral rights	37,500	—	—
Accounts payable relating to unproven mineral	(148,334)	(184,324)	—
Finders fees	(453,091)	—	—

BCM RESOURCES CORP.
Notes to the Financial Statements
August 31, 2007 and 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on February 15, 2005 under the Canada Business Corporations Act as 716576 B.C. Ltd. and changed its name to BC Moly Ltd. on June 15, 2005 and then to BCM Resources Corporation on February 16, 2006. The Company is an exploration stage company whose business activity is the exploration of mineral rights located in British Columbia, Canada. The Company has incurred losses since inception and as at August 31, 2007 has an accumulated a deficit of $1,112,774 ($165,317 - 2006). The Company does not generate cash flows from operations to fund its exploration activities and as a result has relied principally upon the issuance of equity securities for financing. The Company intends to continue relying upon the issuance of these securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Unproven mineral rights

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-ofproduction basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Share capital issued for non-monetary consideration is recorded at their fair market value based on their trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.

Costs incurred to issue shares are deducted from share capital.

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 45% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

3.	UNPROVEN MINERAL RIGHTS
Carter Property
Terrace, British Columbia, Canada

	2006 $	Additions $	2007 $

Acquisition	25,000	58,418	83,418
Assays	3,935	74,214	78,149
Camp, supplies and miscellaneous	—	37,266	37,266
Drilling	422,607	1,116,313	1,538,920
Geological	21,062	995,667	1,016,729
Mapping	—	104,545	104,545
Survey	—	180,906	180,906
Helicopter	4,370	414,973	419,343

	476,974	2,982,302	3,459,276

The Company has an option agreement to earn a 100% interest in 10 mineral rights subject to a 1.5% net smelter return, of which, 0.75% can be acquired for $750,000 by paying $90,000 ($45,000 paid) and issuing 350,000 common shares (75,000 issued). The Company has agreed to maintain the rights in good standing for a minimum of two years, which is estimated to cost $4,000.

4.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

	a)	During the year, the President charged the Company $42,500 in management fees (2006 - $30,000). At August 31, 2007 the Company owes $2,909 (2006 - $54,500).

	b)	During the year a director charged the Company $42,500 in consulting fees (2006 - $31,975).

	c)	During the year a private company controlled by a director charged the Company $81,397 in professional fees (2006 - $6,630). At August 31, 2007 the Company owes nil (2006 - $38,814).

5.	COMMITMENTS

The Company has agreed to pay each of two directors of the Company $5,000 per month for management and consulting services through to August 31, 2008.

6.	EQUIPMENT

	Cost	2007 Accumulated amortization	Net book value	2006 Net book value
	$	$	$	$

Computer equipment	3,563	1,443	2,120	3,028
Software	11,530	5,765	5,765	—
Office furniture	24,182	4,635	19,547	11,084

	39,275	11,843	27,432	14,112

7.	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:

	Number of Shares	$	Contributed Surplus

Issued on incorporation	1,500,000	1,500)
Private placements	1,736,000	434,000)
Share issue costs		(94,001)

Issued at August 31, 2006	3,236,000	341,499)
Initial public offering	3,000,000	1,500,000)
Private placement	4,791,664	4,000,000)
Mineral property	75,000	37,500)
Finders’ fee	407,493	331,744)
Warrants exercised	432,824	181,968)
Stock-based compensation	—	—)	641,174)
Stock-based agents’ compensation	—	—)	42,450)
Stock options exercised	10,000	5,000)
Agents’ options exercised	47,530	26,225)
Fair value of options exercised		11,320)	(11,320)
Share issue costs		(833,570)

Issued at August 31, 2007	12,000,511	5,601,686)	672,304)

At August 31, 2007, 1,125,000 common shares are held in escrow and are to be released in stages up to September 25, 2008.

b)	Stock-based compensation and share purchase options

The Company recorded stock-based compensation for 2007 of $683,624 (2006 - nil) of which $641,174 was expensed. The weighted fair market value of options granted was $0.52 per option.

The fair values of stock-based compensation and share issue costs are estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9% to 4%; an expected life of 1 to 5 years; an expected volatility of 87% to 92%; and no expectation for the payment of dividends.

b)	Stock-based compensation and share purchase options (continued)

Option pricing models require the input of highly-subjective assumptions, particularly as to the expected price volatility of the stock and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

7.	SHARE CAPITAL (continued)

c)	Finders fees were issued on the private placement of 4,791,664 common shares.

The continuity of share purchase options is as follows:

	2007		2006

	Number of Shares	Weighted Price $	Number of Shares	Weighted Price $

Opening Balance	275,000)	0.50	—	—
Granted	770,000)	0.98	275,000	0.50
Exercised/cancelled	(10,000)	0.50	—	—

Closing balance	1,035,000)	0.85	275,000	0.50
Weighted remaining life in years	4.32		5.07

d)	Share purchase warrants

                    The continuity of share purchase warrants is as follows:

	2007		2006

	Number of Shares	Weighted Price $	Number of Shares	Weighted Price $

Opening balance	317,000	0.30	—	—

Granted	2,333,844 (1)	0.89	317,000	0.30
Exercised	(480,350)	0.43	—	—
Expired	—	—
Closing balance	2,170,494	0.90	317,000	0.30
Remaining life in years	0.42)		0.38

1)	Of the share purchase warrants issued, 258,884 were agents’ warrants and 2,075,000 are issued as a part of the units issued on the initial public offering and the private placement

8.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2007 $		2006

			$145,778

Loss for the year	947,547)		) 49,739)

Expected income tax recovery	323,272)		27,756)
Net adjustment for deductible and non-deductible amounts	(222,355)		(77,495)
Unrecognized benefit of current non-capital loss	(100,917)

	—	) —

8.	INCOME TAXES (continued) The significant components of the Company’s future income tax assets are as follows:

	2007 $	2006 $

Future income tax assets:
Mineral properties	(94,001)	(94,001)
Non-capital loss carry-forwards	185,080)	84,162)
Equipment	4,041	—

	95,120)	(9,839)
Valuation allowance	(95,120)	—)

Net future income tax asset (liability)	—)	(9,839)

At August 31, 2007, the Company has available for deduction against future taxable income non-capital losses from Canadian operations of approximately $540,000 which expire through 2027. Future tax benefits which may arise as a result of these non-capital losses and other income tax pools have not been recognized in these financial statements and have been offset by a valuation allowance.

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such a time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (f) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights, inclusive of the effect on future income taxes.

		2007	2006	2005
a)	Assets
	Unproven mineral rights costs
	Unproven mineral rights costs under Canadian
	GAAP	3,459,276	476,974	11,368
	Less unproven mineral rights costs	(3,459,276)	(476,974)	(11,368)

	Unproven mineral rights costs under U.S.
	GAAP	—	—	—

b)	Share Capital
	Total share capital under Canadian GAAP	5,601,686	341,499	1,500
	Less income tax effect of renunciation	94,001	94,001	—

	Total share capital under U.S. GAAP	5,695,687	435,500	1,500

c)	Operations
	Net loss under Canadian GAAP	(947,457)	(145,778)	(19,539)
	Unproven mineral rights costs expensed under
	U.S. GAAP	(2,982,302)	(465,606)	(11,368)
	Future income tax recovery	(9,839)	(84,162)	—

	Net loss under U.S. GAAP	(3,939,598)	(695,546)	(30,907)

	Net loss per share under U.S. GAAP	(0.46)	(0.26)	(0.03)

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES AND PRACTICES (GAAP) (continued)

d)	Deficit
	Closing deficit under Canadian GAAP	(1,112,774)	(165,317)	(19,539)
	Adjustment to deficit for accumulated
	unproven mineral rights expensed under U.S.
	GAAP, net of income items	(3,459,276)	(476,974)	(11,368)
	Adjustment to deficit for future income tax
	recovery on renunciation	(94,001)	(84,162)	—

	Closing deficit under U.S. GAAP	(4,666,051)	(726,453)	(30,907)

e)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian
	GAAP	(554,604)	(138,690)	(10,583)
	Add net loss following Canadian GAAP	947,457	145,778	19,539
	Add non-cash unproven mineral rights
	expensed under U.S. GAAP	(100,995)	268,486	—
	Less net loss under U.S. GAAP	(3,939,598)	(695,546)	(30,907)

	Cash applied to operations under U.S. GAAP	(3,647,740)	(419,972)	(21,951)

f)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(4,461,533)	(306,160)	(11,368)
	Less non cash unproven mineral rights
	expensed under U.S. GAAP	100,995	(268,486)	—
	Add future income tax recovery	9,839	84,162	—
	Add unproven mineral right costs expensed
	under U.S. GAAP	2,982,302	465,606	11,368

	Cash applied under U.S. GAAP	(1,368,397)	(24,878)	—

10.	SUBSEQUENT EVENT

Subsequent to year-end the Company issued 75,000 common shares pursuant to the mineral property option agreement.

Refer to note 3.